SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.

Financial Statements

December 31, 2012 and 2011

With Reports of Independent Registered Public Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

 Financial statements

December 31, 2012 and 2011

Contents

Independent auditor’s report on financial statements	1

Audited consolidated financial statements

Income statements	3
Statements of comprehensive income	4
Balance sheets	5
Statements of changes in equity	7
Statements of cash flows	8
Statements of value added	9
Notes to the financial statements	10

Independent auditor’s report on financial statements

The Board of Directors and Stockholders

Net Serviços de Comunicação S.A.

São Paulo - SP

We have audited the individual and consolidated financial statements of Net Serviços de Comunicação S.A. (“Company”), identified as Controlling Company and Consolidated, respectively, comprising the balance sheet as of December 31, 2012 and the related income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the year then ended, as well as the summary of significant accounting policies and other notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and appropriate presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and in conformity with the accounting practices adopted in Brazil, as well as for the internal controls management determined as necessary to allow the preparation of these financial statements free of material misstatements, regardless of whether or not caused by fraud or error.

Independent auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with the Brazilian and International auditing standards. These standards require that auditors comply with ethical requirements and that audit be planned and carried out to obtain reasonable assurance that the financial statements are free of material misstatements.

An audit includes procedures selected to obtain evidence of the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we considered internal controls relevant to the Company’s preparation and presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes the evaluation of the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Net Serviços de Comunicação S.A. at December 31, 2012, the results of its operations and its cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. at December 31, 2012, its consolidated results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)  and the accounting practices adopted in Brazil.

Emphasis of a matter

As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Net Serviços de Comunicação S.A., these practices differ from the IFRS applicable to the individual financial statements, solely with respect to the measurement of investments in subsidiaries under the equity method, while such investments would be measured at cost or fair value in accordance with IFRS. Our opinion is not qualified due to this matter.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added for the year ended December 31, 2012, prepared under the management’s responsibility, which presentation is required by the Brazilian Corporate Law for publicly held companies, and as supplementary information under the IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same auditing procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the overall financial statements.

São Paulo, Brazil, February 6, 2013.

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-6

Leonardo Amaral Donato Accountant CRC-1RJ090794/O-0 ‘S’ SP	Thiago Ribeiro Cavalcanti Accountant CRC-1SP242980/O-3

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Income statements

Years ended December 31, 2012 and 2011

(In thousands of reais, except for earnings per share)

		Controlling Company		Consolidated
	Notes	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Net revenues	4	4,155,890	3,479,598	7,939,196	6,695,885
Cost of services rendered	5/7	(2,624,088)	(2,131,098)	(5,029,267)	(4,146,951)
Gross profit		1,531,802	1,348,500	2,909,929	2,548,934

Operating expenses
Selling expenses	7	(565,302)	(428,606)	(907,322)	(720,030)
General and administrative expenses	7	(500,544)	(537,333)	(991,740)	(920,177)
Other	7	(22,284)	4,014	(77,684)	(28,798)
		(1,088,130)	(961,925)	(1,976,746)	(1,669,005)

Investments in subsidiaries
Equity pickup	13	217,020	324,818	-	-
		217,020	324,818	-	-

Operating profit		660,692	711,393	933,183	879,929

Finance results
Finance expenses	6	(227,967)	(398,205)	(432,799)	(475,886)
Finance income	6	93,578	132,293	131,199	175,401
		(134,389)	(265,912)	(301,600)	(300,485)

Profit before income taxes and social contribution		526,303	445,481	631,583	579,444

Income tax
Current	12	1,983	(1,623)	(86,240)	(99,911)
Deferred	12	(134,584)	(70,685)	(151,641)	(106,360)
		(132,601)	(72,308)	(237,881)	(206,271)
Profit for the year		393,702	373,173	393,702	373,173

Basic and diluted earnings per share – common	23	1.08	1.02
Basic and diluted earnings per share – preferred	23	1.18	1.12

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statement of comprehensive income

Years ended December 31, 2012 and 2011

	12/31/2012	12/31/2011
Profit for the year	393,702	373,173
Comprehensive income	-	-
Total comprehensive income	393,702	373,173

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheets

(In thousands of reais)

		Controlling company		Consolidated
	Notes	12/31/2012	12/31/2011	12/31/2012	12/31/2011
ASSETS
Current
Cash and cash equivalents	8	17,270	391,638	38,404	721,178
Trade accounts receivable	9	400,103	260,718	757,254	507,711
Inventories	10	38,669	23,435	68,697	53,135
Related parties	19	32,576	18,502	-	-
Programming receivable from subsidiaries	19	48,529	33,933	-	-
Recoverable taxes	12	63,117	91,633	77,115	115,717
Prepaid expenses		19,929	18,936	27,818	29,736
Interest on equity	19	75,388	66,096	-	-
Prepaid rights for use	19	118,785	120,804	167,004	169,844
Other current assets		9,901	14,835	21,034	24,174
Total current assets		824,267	1,040,530	1,157,326	1,621,495

Non-current
Long-term receivables
Judicial deposits	11	66,490	60,003	123,396	97,338
Related parties	19	157,711	181,633	-	-
Deferred taxes	12	-	-	283,824	301,495
Recoverable taxes	12	4,060	4,060	5,682	5,589
Prepaid rights for use	19	107,017	225,802	150,459	317,463
Other non-current assets		2,192	4,079	4,434	9,288
		337,470	475,577	567,795	731,173

Investments	13	1,114,872	1,385,460	-	-
Property, plant and equipment	14	3,175,988	2,242,860	5,594,753	4,122,766
Intangible assets	15	2,397,584	2,394,812	2,439,306	2,449,966

Total non-current assets		7,025,914	6,498,709	8,601,854	7,303,905

Total assets		7,850,181	7,539,239	9,759,180	8,925,400

		Controlling company		Consolidated
	Notes	12/31/2012	12/31/2011	12/31/2012	12/31/2011
LIABILITIES
Current
Trade accounts payable	16	608,332	468,385	907,083	731,951
Accounts payable – programming suppliers	17	129,071	112,187	189,460	172,345
Taxes payable	12	36,528	33,772	93,994	94,435
Payroll and related charges		167,134	167,359	243,089	237,202
Debt	18	756,361	230,731	814,868	294,968
Related parties	19	113,982	74,889	127,142	84,490
Deferred revenues	19	114,939	117,699	201,283	207,299
Unrealized losses on derivatives	24/25	4,102	12,527	4,102	12,527
Other current liabilities		17,655	9,778	38,730	21,753
Total current liabilities		1,948,104	1,227,327	2,619,751	1,856,970

Non-current
Deferred taxes	12	164,422	29,890	164,422	30,503
Debt	18	792,197	1,394,159	1,117,969	1,874,414
Deferred revenues	19	114,221	230,287	201,099	404,636
Related parties	19	3,929	22,851	680,000	-
Provisions	20	227,122	427,126	375,753	551,278
Other non-current liabilities		18,645	19,760	18,645	19,760
Total non-current liabilities		1,320,536	2,124,073	2,557,888	2,880,591

Equity
Share capital	21	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves		152,122	153,168	152,122	153,168
Accumulated deficit		(1,169,901)	(1,564,649)	(1,169,901)	(1,564,649)
		4,581,541	4,187,839	4,581,541	4,187,839

Total liabilities and equity		7,850,181	7,539,239	9,759,180	8,925,400

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity

Years ended December 31, 2012 and 2011

 (In thousands of reais)

	Number of shares (thousands)		Share capital			Capital reserves
	Common	Preferred	Subscribed	To be paid in	Paid in	Shares Premium	Special goodwill reserve	Debentures premium	Accumulated deficit	Total Equity
Balances at December 31, 2010	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,937,822)	3,814,666

Net income	-	-	-	-	-	-	-	-	373,173	373,173

Balances at December 31, 2011	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,564,649)	4,187,839

Transfer of special goodwill reserve for unused accumulated deficit							(1,046)		1,046	-

Net income	-	-	-	-	-	-	-	-	393,702	393,702

Balances at December 31, 2012	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	88,475	54,945	(1,169,901)	4,581,541

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Cash flow statements

Years ended December 31, 2012 and 2011

 (In thousands of reais)

	Controlling company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Net cash flows from operating activities
Profit for the year	393,702	373,173	393,702	373,173
Adjustments to reconcile profit for the year to cash flow from operating activities
Equity pick-up	(217,020)	(324,818)	-	-
Monetary and exchange rate variations, net	78,575	84,383	103,969	102,264
Interest expense on borrowing	130,092	175,450	172,892	203,040
Depreciation and amortization	755,725	613,817	1,298,080	1,061,896
(Gain) losses on derivative financial instruments	(240)	16,978	(240)	16,978
Deferred income taxes and social contribution	134,584	70,685	151,641	106,360
Loss (gain) on disposal of property, plant and equipment	414	12	3,076	(129)
Provisions	(212,725)	(39,364)	(192,346)	(42,286)

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivable	(139,384)	(82,531)	(249,543)	(156,806)
(Increase) decrease in inventories	(15,234)	11,359	(15,562)	28,915
(Increase) decrease in recoverable taxes	66,776	52,878	91,990	54,835
(Increase) decrease in prepaid expenses	(993)	(1,599)	1,918	(2,303)
(Increase) decrease in other assets	20,402	57,013	(19,104)	(24,963)
Increase (decrease) in suppliers and programming	156,831	183,822	192,247	320,617
Increase (decrease) in fiscal obligations	2,757	10,691	(442)	28,836
Increase (decrease) in payroll and related charges	(225)	47,164	5,887	64,170
Increase (decrease) in deferred revenues	(118,826)	(120,887)	(209,553)	(213,910)
Increase (decrease) in provisions and other accounts payable	10,994	(34,283)	4,627	(38,793)
Dividend received	576,600	-	-	-
Net cash provided by operating activities	1,622,805	1,093,943	1,733,239	1,881,894

Cash flow from investing activities
Acquisition of property, plant and equipment and intangible assets	(1,571,728)	(939,446)	(2,593,399)	(1,660,193)
Cash proceeds from sale of property, plant and equipment	153	1,347	186	2,507
Net cash used in investing activities	(1,571,575)	(938,099)	(2,593,213)	(1,657,686)

Cash flow from financing activities
Debt
Proceeds	683,383	77,981	687,057	221,197
Repayments of principal	(838,035)	(277,049)	(1,019,471)	(342,099)
Repayments of interest	(134,649)	(176,207)	(170,386)	(203,688)

Related parties
Proceeds	560,641	949,584	680,000	-
Payments	(696,938)	(939,529)	-	-
Net cash (used in) provided by financing activities	(425,598)	(365,220)	177,200	(324,590)

Net decrease in cash and cash equivalents	(374,368)	(209,376)	(682,774)	(100,382)

Cash and cash equivalents at the beginning of the year	391,638	601,014	721,178	821,560
Cash and cash equivalents at the end of the year	17,270	391,638	38,404	721,178
	(374,368)	(209,376)	(682,774)	(100,382)

Supplementary disclosure of cash flow information
Income taxes and social contribution paid	339	2,220	88,773	106,259

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Value added statements

Years ended December 31, 2012 and 2011

 (In thousands of reais)

	Controlling company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
1. Generation of value added
Rendering of services	5,040,182	4,197,100	9,621,397	8,087,846
Other revenues	14,164	4,736	23,070	11,256
Revenue from the construction of own assets	18,088	31,852	33,405	43,905
Allowance for doubtful accounts	(58,595)	(27,927)	(104,477)	(49,516)
	5,013,839	4,205,761	9,573,395	8,093,491
2. ( - ) Inputs
Cost of services rendered	(1,080,376)	(906,940)	(2,243,386)	(1,871,990)
Materials, energy and other outsourced services	(986,116)	(780,354)	(2,040,724)	(1,643,293)
Other	(54,816)	(18,731)	(83,384)	(33,552)
	(2,121,308)	(1,706,025)	(4,367,494)	(3,548,835)

3. Gross value added (1-2)	2,892,531	2,499,736	5,205,901	4,544,656

4. (-) Depreciation and amortization	(755,725)	(613,817)	(1,298,080)	(1,061,896)

5. Net value added generated (3-4)	2,136,806	1,885,919	3,907,821	3,482,760

6. Transferred value added received
Equity pick-up	217,020	324,818	-	-
Finance income	119,831	88,102	169,457	83,445
	336,851	412,920	169,457	83,445

7. Net value added for distribution(5+6)	2,473,657	2,298,839	4,077,278	3,566,205

8. Distribution of value added
Personnel:
Direct Compensation	423,383	423,629	618,444	603,993
Benefits	89,698	92,831	148,810	148,906
FGTS	31,404	28,644	45,999	41,566
Other	19,733	16,336	32,027	25,774
	564,218	561,440	845,280	820,239
Government:
Federal	469,639	384,343	944,182	830,025
State	695,860	553,326	1,252,706	1,023,396
Municipal	11,616	10,458	18,389	14,566
	1,177,115	948,127	2,215,277	1,867,987
Third party capital:
Finance income and expenses	30,103	185,151	158,461	202,141
Rental	108,655	93,286	183,605	156,870
Monetary and foreign exchange rate variations	199,864	137,662	280,953	145,795
	338,622	416,099	623,019	504,806
Equity:
Profit for the year	393,702	373,173	393,702	373,173
Total	2,473,657	2,298,839	4,077,278	3,566,205

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of reais)

1.      Corporate information

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange – BM&FBOVESPA (“Bolsa de Valores, Mercadorias e Futuros”) under the code NETC.

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores (CNMV).

The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

The Company holds 100% interest in the subsidiaries: Net Brasília Ltda., Net Rio Ltda., Net São Paulo Ltda., Reyc Comércio e Participações Ltda., Jacareí Cabo Ltda., 614 TVH Vale Ltda., 614 Serviços de Internet Maceió Ltda., 614 Serviços de Internet João Pessoa Ltda. and Net Brasil Serviços de Televisão por Assinatura S.A..

In November 2012, the National Telecommunications Agency - Anatel has granted permission to the Company to provide the Service Conditional Access (SEAC), through acts of conversion of the existing cable and MMDs licenses for the new service. The authorization of SEAC is nationwide that permits the Company operating in any location of the Brazilian territory. Because of this, after complying with all legal requirements, the Company began to offer cable TV service in 44 new cities, distributed in the states of São Paulo (São Paulo, Vale do Paraíba and other cities), Rio de Janeiro (Baixada Fluminense, Niterói and São Gonçalo), and capitals and metropolitan regions of North and Northeast (Recife, Salvador, Sao Luis and Belem).

1.      Corporate information – continued

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Brazilian Corporate Law, the standards published by National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, the Regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

2.      Basis of preparation and presentation of the  financial statements

The  Company’s  individual and consolidated financial statements for the years ended December 31, 2012 and 2011 were prepared and presented in accordance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, the pronouncements issued by the Committee Accounting Pronouncements – (“CPC”) and regulations issued by the Securities and Exchange Commission – (“CVM”), which are in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board – (“IASB”), except for the measurement of investments in subsidiaries recorded by the equity method in the controlling company’s  financial statements.

The preparation of financial statements requires the use of certain accounting estimates by the Company's management. The financial statements have been prepared on a historical cost basis, except for the valuation of certain assets and liabilities acquired in connection with business combinations and non-financial instruments, which have been measured at fair value.

The consolidated financial statements comprise the financial statements of the Company and its wholly controlled subsidiaries as shown in note 1, which have the same reporting period as that of the parent company and consistent accounting policies.

Subsidiaries are consolidated as from their acquisition dates, which are the dates on which the Company obtained control, and continue to be consolidated until the date such control ceases.

2. Basis of preparation and presentation of financial statements – continued

The consolidation process entails the line by line consolidation of assets, liabilities, income and expenses, and the elimination of the following:

•      Parent company’s interest in share capital, reserves and retained earnings of subsidiaries;

•      Assets and liabilities resulting from transactions among the group of companies;

•      Revenues and expenses arising from transactions conducted among the group of companies.

The individual financial statements of the Company only differ from IFRS in relation to the investment in subsidiaries by the equity method, whereas under IFRS it should be evaluated at cost or fair value. Moreover, the Brazilian corporate law requires that public companies have to demonstrate value added – DVA (Statement of value added) in their individual and consolidated financial statements, whereas under IFRS, such statements are presented as supplementary information.

The Company has adopted all standards, reviewed standards and interpretations issued by IASB that were effective for the year ended December 31, 2012. Regarding pronouncements IAS 12 (R) - Taxes on Income, IFRS 1 (R) - Initial Adoption of IFRS and IFRS 7 (R) - Financial Instruments - Disclosures, which were reviewed by the IASB and started being applied for the first time in 2012, they did not impact the Company’s  financial statements at December 31, 2012.

In relation to the standards IAS 1 (R) - Presentation of Financial Statements, IAS 19 (R) - Employee Benefits, IAS 32 (R) - Compensation of Financial Assets and Financial Liabilities, IFRS 1 (R) - First Time Adoption of IFRS, IFRS 7 (R) - Financial Instruments: Disclosures, IFRS 9 - Financial Instruments: Classification and Measurement,  IFRS 10 Consolidated Financial Statements,  IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IFRS 13 Fair Value Measurement, IAS 27 Separate Financial Statements (R) and IAS 28 Investments in Associates and Joint Ventures (R) were issued (new standards) and / or revised by the IASB prior to 2012 and whose applications become effective for fiscal years beginning on or after January 1, 2013, the Company expects that the adoption of such standards will not have a significant impact its consolidated financial statements.

The Company's Board of Directors has power to amend the financial statements after issued. On February 6, 2013, the Company’s Board of Directors approved and authorized the issuance of the Company’s  individual and consolidated financial statements.

3.      Accounting practices

3.1 Foreign currency translation

The Company and its subsidiaries are located in and have their entire operations in Brazil.

The financial statements of each subsidiary included in the consolidation of the Company are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment in which it operates. By defining the functional currency of each of its subsidiaries, management considered that the currency significantly influences the selling price of its services, and the currency in which most of the cost of their inputs is paid or incurred. The consolidated financial statements are shown in Brazilian Reais (R$), which is the functional and reporting currency of Net Serviços de Comunicação S.A. and all subsidiaries.

Transactions in foreign currencies are initially recorded at the functional currency and recorded based on the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the rate of exchange ruling at the reporting date. Gains and losses arising from difference between translation of the balance of assets and liabilities in foreign currency at year end and the initial translation of the amount of transactions are taken to income statements.

3.2 Revenue recognition

Revenues include subscribers' monthly fees, connection fees, pay-per-view, high-speed data and telephone services. Revenues are recorded when services are provided. Connection fees and direct selling expenses listed are deferred and amortized over the average estimated period that subscribers remain connected to the system.

Deferred revenue relates mainly to the prepayment of rights to use the Company’s fiber optic cable network to provide Net Fone services and rental revenue is released to the income statements over the contractual period. Revenues related to special projects and access to the network are recognized based on the average estimated period subscribers are likely to remain connected to the system.

Rental income arising from operating leases of decoders and modems is accounted for on a straight-line basis over the lease terms.

3.      Accounting practices – continued

3.2 Revenue recognition – continued

For all financial instruments measured at amortized cost and interest bearing financial assets, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the income statements.

3.3 Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are adjusted to their present value as are short-term items, if the effect is considered relevant in relation to the financial statements taken as a whole. The adjustment to present value is calculated taking into account contractual cash flows and the explicit interest rate, or implicit rate in some cases, for these assets and liabilities. Based on the analyses carried out and management’s best estimate, the Company concluded that present value adjustment of current monetary assets and liabilities is not significant in relation to the overall financial statements, as such no adjustment has been recorded.

3.4  Cash and cash equivalents

Cash and cash equivalents include cash, credit balances in bank accounts and highly liquid investments, readily convertible in a known cash amount, with insignificant risk of change in value. These investments are carried at cost plus interest to the date of the balance sheet and measured at fair value, with gain or loss recorded in the income statements.

3.5 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and are non-interests bearing. The allowance for doubtful accounts is established on the basis of the subscriber’s history of default and its amount is deemed sufficient to cover losses in the realization of accounts receivable. The average term for receipt from subscribers is approximately 30 days and any outstanding receivable older than 180 days is written off.

The allowance for doubtful accounts is comprised, substantially, of account balances which are 90 to180 days in arrears.

3.      Summary of significant accounting policies – continued

3.6 Inventories

Inventories are stated at the lower of net realizable value (estimated selling price in the ordinary course of business less estimated selling costs) and average cost. Provisions for slow moving or obsolete inventory items are made as necessary by management.

3.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost net of depreciation, and impairment losses, if applicable. The cable network includes capitalized amounts related to services costs and other expenses incurred during the construction period.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as disclosed in note 14. Subsequent costs are included in the residual value of the fixed asset or recognized as a specific item, as applicable, only if the economic benefits associated with these items are probable and the amounts are reliably measured. The net book value of any replaced item is written-off.

Other repairs and maintenance are recognized directly in the income statement when incurred.

The residual values and estimated useful lives of assets are reviewed and adjusted prospectively, when necessary.

3.8 Intangible assets

Intangible assets are assessed as having finite or indefinite estimated useful lives. The cost of intangible assets acquired in a business combination is the fair value on the date of acquisition.

Intangible assets that have finite useful lives are amortized over their estimated useful lives, as disclosed in note 15.

The estimated useful lives of intangible assets with finite useful lives are reviewed at the end of each reporting period. The amortization expense of intangible assets with finite lives is recognized in the income statements, consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are not amortized; instead they are tested for impairment annually at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

3. Summary of significant accounting policies – continued

3.8 Intangible assets – continued

The assessment of indefinite life is reviewed annually to determine whether this assessment is still justifiable. Otherwise, the change in useful life from indefinite to definite is done prospectively.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net amount obtained from the sale and the carrying amount of the asset and are recognized in the income statement at the moment the asset is wrote-off.

3.9 Provision for impairment of long-lived assets

In accordance with IAS 36 and CPC 01, the Company considers the impairment of long-lived assets, including property and equipment and intangible assets. At each financial statement date, the Company assesses whether there are any indicators that an asset may be impaired. If such indicators are identified, the Company estimates the recoverable value of the asset. The recoverable value of an asset is the higher of: (a) fair value less costs that would be incurred to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) arising from the continuous use of the asset to the end of its useful life.

Irrespective of the presence of indicators of impairment, goodwill and intangible assets with indefinite useful lives are tested for recovery at least once a year.

When the net book value of an asset exceeds its recoverable value, the impairment loss is recognized in the income statements.

Except for the impairment of goodwill, reversal of losses previously recorded is allowed. The reversal in these circumstances is limited to the depreciated balance of the asset as at the date of reversal, assuming that the reversal has not been registered.

3.10 Business combinations and goodwill

Business combinations are recognized using the acquisition method. The cost of the acquisition is the fair value of assets and equity instruments paid and liabilities assumed on the date of acquisition. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value on the acquisition date.

3.      Summary of significant accounting policies – continued

3.10 Business combinations and goodwill

Goodwill represents the excess of acquisition cost over the net fair value of assets acquired, liabilities assumed and identifiable contingent liabilities of an acquired subsidiary, at the acquisition date. If the cost of acquisition is less than the fair value of net assets acquired, the difference is recognized directly in the income statements.

There have been no business combinations for the years ended December 31, 2012 and 2011.

3.11 Income tax

Income tax and social contribution

The statutory rates applicable for federal income taxes and social contribution are 15% plus an additional 10% over R$240 for income tax and 9% for social contribution. Income taxes and social contribution are recognized on the accrual basis.

Deferred taxes are recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. However, deferred income and social contribution taxes are not recognized when generated upon initial recording of assets and liabilities in operations not affecting the tax bases, excepting the case of business combinations. Deferred tax assets and liabilities are calculated using the tax rates applicable to taxable income in years in which these temporary differences should be realized based on tax rates that have been enacted at the reporting date.

A deferred tax asset shall be recognized for the tax loss carryforward and temporary differences to the extent that it is probable that future taxable profit will be available against which the tax loss carryforward and temporary differences can be utilized.

3.      Summary of significant accounting policies – continued

3.11 Income tax – continued

Income tax and social contribution – continued

The Company offsets deferred tax assets and deferred tax liabilities if, and only if: (a) a legally enforceable right exists to set off current tax assets against current income tax liabilities, and (b) the deferred taxes assets and the deferred tax liabilities are related to the income tax charged by the same tax authority (i) in the same taxable entity; or (ii) in different taxable entities that intend to settle tax liabilities and tax assets on a net basis, or realize assets and settle liabilities simultaneously, in each future period in which it is expected that significant amounts of deferred tax assets or tax liabilities can be settled or recovered.

Tax on services rendered

Revenues, expenses and assets are recognized net of tax on services rendered, except:

•         Where the taxes on services rendered incurred on a purchase of assets or services is not recoverable from the tax authorities, in which case the tax on services rendered is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

•         Receivables and payables that are stated with the amount of  tax on services included; and

•         The net amount of tax on services rendered recoverable from, or payable to, the tax authorities is included as part of receivables or payables in the balance sheet.

3.12 Provisions

The Company recognizes provisions, which involves management’s significant judgments related to tax, labor, and civil contingencies and respective lawyers’ fees, as a result of a past event, in which it is probable that an outflow of economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. The Company is subject to various legal, civil and labor proceedings during the normal course of its operations. The Company’s probability loss assessment includes the available evidences, hierarchy of the laws, available jurisprudence, as well as opinion of legal advisers. Provisions are reviewed and adjusted to consider changes in circumstances as statute of limitations, conclusions of tax audits or additional circumstances identified in base of new subjects or court decisions. The outcome can be different from the management’s estimates.

3. Summary of significant accounting policies – continued

3.13            Financial instruments – initial recognition and subsequent measurement

      (i) Financial assets

Initial recognition and measurement

Financial assets are classified as: i) financial assets at fair value through profit or loss; ii) receivables; iii) held-to-maturity investments; or iv) available-for-sale financial assets. The Company determines the classification of its financial assets at initial recognition when it becomes a party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value plus, in the case of investments not designated at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.                                     ..

Sales and purchases of financial assets that require delivery of assets within a established schedule by regulation or market convention (regular purchases) are recognized on transaction date, i.e. the date that the Company commits to purchase or sell asset.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, other current assets and derivative financial instruments.

Subsequent  measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss are stated in the balance sheet at fair value, with the related gains and losses recognized in the income statement. In December 31, 2012 and December 31, 2011, financial assets classified at fair value through profit or loss refers to derivative financial instruments.

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement –         continued

(i) Financial assets – continued

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that incurred. The amortization based on the effective interest rate method is included in finance income in the income statements. Losses arising from impairment are recognized in the income statements in finance costs. As of December 31, 2012 and December 31, 2011, financial assets classified as receivables are trade accounts receivable.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity. As of  December 31, 2012 and December 31, 2011, the Company did not have any held-to-maturity investments.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are neither classified as financial assets at fair value through profit or loss, receivables or held-to-maturity investments. Available-for-sale financial assets include equity instruments and debt securities. As of December 31, 2012 and December 31, 2011, the Company did not have any available-for-sale financial assets.

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(i) Financial assets – continued

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•  The rights to receive cash flows from the asset have expired;

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control over the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control over the asset, the asset is recognized to the extent of the Company’s continuing involvement with the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

(ii) Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(ii) Impairment of financial assets – continued

Evidence of loss impairment may include indications that the parties borrowing the loan are experiencing a time of relevant financial difficulty . The probability that they will get in bankruptcy or other financial reorganization, default or late payment of interest or principal may be indicated by a measurable decrease in the estimated future cash flows, such as changes in economic conditions or maturity related to defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statements. Interest income continues to be computed on the reduced carrying amount based on the and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the statements of comprehensive income.

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(ii) Impairment of financial assets

Financial assets carried at amortized cost – continued

Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in the statements of comprehensive income.

      (iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss or loans and borrowings. The Company determines the classification of its financial liabilities at initial recognition. Financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include: (i) trade accounts payable (ii) programming suppliers (iii) other current liabilities (iv) debt and (v) derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include derivative financial instruments. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on liabilities held for trading are recognized in the statements of comprehensive income.

As of December 31, 2012 and December 31, 2011, the Company did not have any financial liabilities at fair value through profit or loss.

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

      (iii) Financial liabilities – continued

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statements when the liabilities are derecognized, as well as during the amortization process through the effective interest rate method. As of  December 31, 2012 and December 31, 2011, the Company had its debt instruments classified and loans and borrowings.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statements.

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(iv) Derivative financial instruments

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company uses derivative financial instruments such as forward currency swaps. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Any gains or losses arising from changes in the fair value of derivatives are taken directly to the income statements. Derivative instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the underlying contracted cash flows.

 (v) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(vi) Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in notes 23 and 24.

3. Summary of significant accounting policies – continued

3.14 Lease agreements

Leases in which substantially all the risks and ownership of the asset are not assumed by the Company are classified as operating leases. Operating lease payments are recorded in the income statements on a straight-line basis over the lease terms.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

3.15 Operating segments

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. Since all decisions are made on the basis of consolidated reports, all services are provided using the same cable network, there are no managers responsible for any specific element of the business, and all decisions relating to strategic planning, finance, purchasing, investment and liquidity application are made on a consolidated basis, the Company has concluded it has a single reportable segment.

3.16 Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates.

These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

3. Summary of significant accounting policies – continued

3.16        Significant accounting judgments, estimates and assumptions – continued

a) Deferred income taxes

The amount of deferred income tax assets, as described in note 12, is reviewed at each reporting date and reduced by the amount that is no longer recoverable through estimates of future taxable income. Amounts reported involve considerable exercise of judgment by management and future taxable income may be higher or lower than the estimates considered when valuing a deferred tax asset.

b) Valuation of assets acquired and liabilities assumed in business combinations

In recent years, the Company entered into certain business combinations. Under IFRS 3 and CPC 15, the Company must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party valuation consultants to assist in valuing the assets and liabilities.

The valuation assumptions include estimates of discounted cash flow and discount rates. Use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed.

c) Impairment test

The Company evaluates the existence of any impairment indicator for all long-lived assets in each closing date. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and when there are indicators of loss. Recoverable amounts are determined based on value in use calculations, using the premises of the discounted cash flows established by the management. Such calculations require the use of estimates, as detailed in note 15.

d) Provisions

Provisions, as described in note 20, are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of embodying economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation.

3. Summary of significant accounting policies – continued

3.17 Statement of Value Added (DVA)

The statements of value added were prepared and presented in accordance with CVM Resolution no. 557 of 12 November 2008, which approved CPC 9 – Statement of Value Added, issued by the CPC.

4. Net revenues

	Controlling Company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Gross revenues	5,217,645	4,337,908	9,937,992	8,345,397
Taxes on rendering of services	(884,292)	(717,502)	(1,682,201)	(1,391,961)
Discounts and cancellations	(177,463)	(140,808)	(316,595)	(257,551)
Net revenues	4,155,890	3,479,598	7,939,196	6,695,885

Taxes on rendering of services consist primarily of ICMS – Value Added on Sales and Services (10% on pay tv services and 25.0% to 30.0% in broadband), ISS - municipal tax on rendering of services (2.0% to 5.0%), besides the federal contributions related to PIS (0.65% or 1.65%) and COFINS (3.0% or 7.60%).

The Company’s revenues are related to services rendered in the Brazilian territory.

5. Cost of services rendered

	Controlling Company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Programming costs	(833,242)	(675,723)	(1,795,858)	(1,515,728)
Materials and maintenance	(43,693)	(35,052)	(91,783)	(74,672)
Personnel	(298,003)	(286,294)	(493,468)	(463,931)
Pole rental	(60,758)	(55,806)	(93,454)	(84,100)
Depreciation	(517,583)	(381,350)	(982,590)	(757,149)
Amortization	(119,126)	(118,682)	(166,886)	(166,347)
Third party service	(338,874)	(204,294)	(668,067)	(475,873)
Network electrical power	(36,955)	(28,582)	(57,158)	(44,040)
Telecommunications	(211,686)	(204,141)	(392,513)	(312,224)
Other	(164,168)	(141,174)	(287,490)	(252,887)
	(2,624,088)	(2,131,098)	(5,029,267)	(4,146,951)

6. Finance results

	Controlling Company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Finance Income:
Interest on loans to subsidiaries and associated companies	15,412	32,613	-	-
Interest on cash and cash equivalents	11,847	35,143	28,126	77,369
Interest on prepaid rights for use	36,927	35,012	51,916	49,224
Interest and fines on late monthly payments	26,850	22,559	48,186	39,043
Other	2,542	6,966	2,971	9,765
	93,578	132,293	131,199	175,401
Finance Expenses:
Finance charges on loans and debentures	(101,675)	(145,481)	(119,772)	(173,071)
Monetary exchange rate variation on debt	(59,338)	(68,950)	(59,338)	(68,950)
Finance charges and monetary exchange (*)	(94,603)	(114,109)	(191,830)	(138,827)
Finance charges and monetary variations on contingencies, suppliers and accounts payable (**)	66,404	284	1,571	(1,109)
Gains (losses) on derivatives	240	(16,978)	240	(16,978)
IOF tax on intercompany transactions	(3,651)	(9,247)	(7,036)	(12,949)
PIS and COFINS taxes on interest income	(7,037)	(8,515)	(8,325)	(9,598)
Financial discounts extended	(14,745)	(10,568)	(29,874)	(18,402)
Other	(13,562)	(24,641)	(18,435)	(36,002)
	(227,967)	(398,205)	(432,799)	(475,886)
Total	(134,389)	(265,912)	(301,600)	(300,485)

(*) During the year ended December 31, 2012, finance charges and monetary exchange included, respectively (i) R$30,297 (R$28,726 at December 31, 2011) in the controlling company and R$53,377 (R$50,609 at December 31, 2011) in the consolidated, related to interest expenses referring to prepayment of the indefeasible Right to Use (IRU) with Empresa Brasileira de Telecomunicações S.A. (“Embratel”), a related party (note 19); and (ii) R$64,306 (R$85,383 at December 31, 2011), in the controlling company and R$138,453 (R$88,218 at December 31, 2010) in the consolidated, related to interest expense and US Dollar exchange variation related to amounts borrowed from Banco Inbursa S.A., a related party, and interest expense incurred to Embratel and America Movil. S.A.B. de C.V. regarding mutual transactions.

(**)The amounts classified under "finance charges and monetary variations on contingencies, suppliers and other liabilities" refers to net income of the updating of some liabilities relating to withholding tax on interest on old debts in foreign currency and the ongoing dispute related to copyright.

7. Expenses by nature

The Company presents its income statements by function. The table below shows details by nature:

	Controlling Company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Programming costs	(833,242)	(675,723)	(1,795,858)	(1,515,728)
Other costs	(245,438)	(210,809)	(412,455)	(357,055)
Third party service	(778,675)	(529,838)	(1,320,093)	(973,701)
Depreciation and amortization	(755,725)	(613,817)	(1,298,080)	(1,061,896)
Employee benefits expenses	(623,512)	(619,241)	(923,889)	(901,171)
Telecommunication expenses	(211,686)	(204,141)	(392,513)	(312,224)
Business expenses	(201,369)	(164,147)	(350,980)	(294,401)
Other	(62,571)	(75,307)	(512,145)	(399,780)
	(3,712,218)	(3,093,023)	(7,006,013)	(5,815,956)
Classified as:
Cost of services rendered	(2,624,088)	(2,131,098)	(5,029,267)	(4,146,951)
Selling expenses	(565,302)	(428,606)	(907,322)	(720,030)
General and administrative expenses	(500,544)	(537,333)	(991,740)	(920,177)
Other	(22,284)	4,014	(77,684)	(28,798)
	(3,712,218)	(3,093,023)	(7,006,013)	(5,815,956)

8.  Cash and cash equivalents

	Controlling company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Cash and banks	12,993	15,447	28,051	32,346
Banking deposit certificates	4,258	3,334	4,337	3,417
Investment funds	19	372,857	6,016	685,415
	17,270	391,638	38,404	721,178

Bank deposit certificates (CDBs) earn an average of 100 % of the Interbank Certificate of Deposit (CDI) rate (6.90% in December 31, 2012 1 and 10.87% in December 31, 2011). CDBs are highly liquid investments issued by first-line banks with floating interest rates based on the CDI rate. The Company has immediate and total access to these CDBs.

Investment funds are represented by quotas in exclusive investment funds whose assets are mainly CDBs and government bonds. The Company has immediate and total access to these funds.

The decrease in cash and cash equivalents in the year is due mainly to acquisition of fixed assets and intangibles.

9. Trade receivables

	Controlling company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Trade receivables	455,778	293,046	859,083	565,709
(-) Allowance for doubtful accounts	(55,675)	(32,328)	(101,829)	(57,998)
	400,103	260,718	757,254	507,711

Breakdown of trade receivables is as follows:

	Controlling company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Due	231,026	155,925	436,601	308,956

Overdue:
Up to 30 days	137,883	88,726	264,964	168,521
31 – 60 days	22,092	12,479	39,079	21,807
61 – 90 days	15,886	9,768	27,496	17,797
91- 180 days	48,891	26,148	90,943	48,628
	455,778	293,046	859,083	565,709

The average term for receipt of subscriptions receivable is approximately 30 days. The allowance for doubtful accounts is mainly comprised by amounts overdue from 90 to 180 days. Amounts overdue by more than 180 days are written off.

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling	Consolidated

Balances at December 31, 2010	(27,244)	(44,560)
Additions	(28,139)	(52,071)
Write-offs	23,055	38,633
Balances at December 31, 2011	(32,328)	(57,998)
Credits provisioned during the year	(58,595)	(104,477)
Credits written off during the year	35,248	60,646
Balances at December 31, 2012	(55,675)	(101,829)

10. Inventories

	Controlling company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Material for network maintenance	19,810	11,551	24,978	17,626
Material for technical assistance	18,859	11,884	43,719	35,509
	38,669	23,435	68,697	53,135

In the year ended December 31, 2012, were consumed the equivalent of R$43,693 (R$35,052 in 2011) for materials related to maintenance of networks and technical assistance, which were recorded in cost of services rendered in the controlling company and R$91,783 (R$74,672 in 2011) in the consolidated.

11. Judicial deposits

The Company has judicial deposits related to labor, civil and tax claims, as follows:

	Controlling company		Consolidated
	12/31/2012	12/31/2012	12/31/2012	12/31/2011
Labor	11,685	7,043	20,165	11,927
Civil	3,051	2,261	9,042	4,036
Lease of poles and ducts and copyright payable	32,867	33,514	65,973	59,616
Tax	18,887	17,185	28,216	21,759
	66,490	60,003	123,396	97,338

12. Income tax

a.    Income tax and social contribution

	Controlling Company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Current income tax and social contribution expenses	1,983	(1,623)	(86,240)	(99,911)

Deferred income tax and social contribution on:
Temporary differences:	-	-	(41,649)	(42,721)
-Provisions and other
-Fiscal credits on Goodwill	(137,050)	(90,411)	(137,050)	(90,411)
- Amortization of intangible and property, plant and equipment	16,502	16,120	16,502	16,120
- Estimated average tax rate	(14,036)	3,606	10,556	10,652
Total deferred income tax	(134,584)	(70,685)	(151,641)	(106,360)
Tax expenses	(132,601)	(72,308)	(237,881)	(206,271)

The statutory rates applicable for federal income tax and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34% in 2012 and 2011.

12. Income tax – continued

a.    Income tax and social contribution – continued

Amounts reported as income tax expense in the income statements are reconciled to the statutory rates as follows:

	Controlling Company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Profit before income taxes and social contribution	526,303	445,481	631,583	579,444

Income taxes and social contribution at the nominal rate of 34%	(178,943)	(151,464)	(214,738)	(197,011)

(Additions) / exclusions:
Income tax and social contribution on equity	73,787	110,438	-	-
Income tax and social contribution on non-deductible expenses	(1,625)	(1,260)	(2,355)	(2,991)
Income tax and social contribution on interest on capital	(20,084)	(26,438)	-	-
Other reconciling items:
Unrecorded current year tax losses	(13,379)	(28,579)	(20,004)	(32,646)
Income tax and social contribution taxes on temporary differences not recognized	5,304	24,811	(4,773)	22,636
Other	2,339	184	3,989	3,741
Income tax and social contribution for the year	(132,601)	(72,308)	(237,881)	(206,271)
Effective tax rate	(25,19%)	(16,23%)	(37,66%)	(35,60%)

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to off-set future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income.

Deferred tax assets are recognized on tax losses and negative calculation bases for the social contribution taxes are supported by projections of taxable income based on technical feasibility studies. These studies consider the history of profitability of the Company and its subsidiaries and the prospect of maintaining current profitability in the future as the basis for estimated recovery of credits within a period of not more than 10 years. The remaining deferred tax assets, which are based on temporary differences, mainly tax contingencies and among other provisions, were recognized based on expectations for their realization.

Income tax and social contribution on interest on capital

12. Income tax – continued

b.    Deferred and recoverable tax

	Controlling company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Recoverable tax:
Withhold income tax	18,306	32,529	19,639	46,870
Recoverable Federal tax	12,466	33,882	18,939	43,250
Recoverable State tax	34,576	28,268	36,245	29,889
Other	1,829	1,014	7,974	1,297
	67,177	95,693	82,797	121,306
Current	63,117	91,633	77,115	115,717
Non-current	4,060	4,060	5,682	5,589

Tax obligations
Federal taxes payable	31,296	27,641	63,366	60,387
State taxes payable	2,460	3,798	26,555	29,633
Municipal taxes payable	2,772	2,333	4,073	4,415
	36,528	33,772	93,994	94,435

Deferred taxes:

Income taxes and Social contribution assets:
Net operating losses carryforward	-	-	214,967	256,616
Temporary differences
Provisions	57,999	122,721	79,952	139,903
Allowance for doubtful accounts	19,971	12,033	36,174	22,184
Provision for profit sharing	37,157	40,110	50,296	52,676
Foreign exchange and derivative losses	22,235	4,259	28,004	4,259
Property, equipment, inventories and trade accounts payables	65,889	38,068	77,668	42,994
Estimated average tax rate and other	25	307	39	361
	203,276	217,498	272,133	262,377

	203,276	217,498	487,100	518,993

Income taxes and Social contribution liabilities:
Temporary differences
Tax credit on goodwill	(233,578)	(96,528)	(233,578)	(96,528)
Intangible	(133,880)	(151,127)	(133,880)	(151,127)
Property, plant and equipment	803	1,548	803	1,548
Other	(1,043)	(1,281)	(1,043)	(1,894)
	(367,698)	(247,388)	(367,698)	(248,001)

	(164,422)	(29,890)	119,402	270,992

Non-current assets	-	-	283,824	301,495
Non-current liabilities	(164,422)	(29,890)	(164,422)	(30,503)
	(164,422)	(29,890)	119,402	270,992

12. Income tax – continued

b.    Deferred and recoverable tax – continued

	Controlling company	Consolidated
Changes in deferred income tax and social contribution deferred assets	Temporary differences	Net operating losses carry forward	Temporary differences	Total
Balances at December 31, 2010	40,795	299,337	78,015	377,352
Addition	76,837	-	99,967	99,967
Write-offs	(84,388)	(42,721)	(100,676)	(173,397)
Reclassification of deferred tax liabilities	(33,244)		32,427	32,427
Balances at December 31, 2011	-	256,616	44,879	301,495
Addition	145,322	-	190,447	190,447
Write-offs	(159,545)	(41,649)	(180,692)	(222,341)
Reclassification of deferred tax liabilities	14,223	-	14,223	14,223
Balances at December 31, 2012	-	214,967	68,857	283,824

Changes in deferred income tax and social contribution deferred liabilities	Controlling company	Consolidated
	Temporary differences
Balances at December 31, 2010	-	-
Additions	79,254	79,254
Reductions	(16,120)	(16,324)
Reclassification of deferred tax assets	(33,244)	(32,427)
Balances at December 31, 2011	29,890	30,503
Addition	136,804	136,804
Write-offs	(16,495)	(17,108)
Reclassification of deferred tax assets	14,223	14,223
Balances at December 31, 2012	164,422	164,422

Estimated realization of deferred tax assets is determined based on the projection of future taxable income, as follows:

	Controlling company	Consolidated
2013	123,680	216,030
2014	38,878	106,715
2015	14,463	56,275
2016	7,749	29,969
2017 a 2022	18,506	78,111
	203,276	487,100

The estimates for recovery of deferred tax assets are reviewed at least once a year and are based on projections of taxable income considering several financial and business assumptions prevailing at 2012 that are the same used for the assessment of recovery of assets disclosed in note15. Consequently, these estimates may not realize in the future as expected due to the uncertainties inherent in these forecasts.

12. Income tax – continued

b.   Deferred and recoverable tax – continued

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling company(*)						Consolidated
12/31/2012			12/31/2011			12/31/2012			12/31/2011
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

1,616,071	1,917,235	-	1,792,251	2,227,470	-	2,510,402	2,833,622	-	2,803,040	3,258,005	-

Tax credit (25%/9%)

404,018	172,551	576,569	448,063	200,472	648,535	627,601	255,026	882,627	700,760	293,220	993,980

Recognized tax credit

-	-	-	-	-	-	(156,070)	(58,897)	(214,967)	(186,725)	(69,891)	(256,616)

Non-recognized tax credit

404,018	172,551	576,569	448,063	200,472	648,535	471,531	196,129	667,660	514,035	223,329	737,364

(*) The reduction of the tax credit not recognized in the parent company in 2012 was due to revision of the balances held on tax losses and negative bases.

13. Investments

Detailed information about the composition, changes as well others relevant information of investments are as follows:

a) Continuity schedule of investments

Companies	Balances on 12/31/2010	Capital increase (*)	Interest on capital	Dividends	Equity	Balances on 12/31/2011
Investments in subsidiaries:
Net São Paulo Ltda.	795,045	-	(47,574)	(188,000)	241,591	801,062
Net Rio Ltda.	683,113	(327,632)	(22,914)	-	84,609	417,176
Net Brasília Ltda.	111,774	-	(6,706)	-	6,235	111,303
Reyc Comércio e Participações Ltda.	51,945	-	-	-	(11,907)	40,038
Outros	12,157	-	(566)	-	4,290	15,881
	1,654,034	(327,632)	(77,760)	(188,000)	324,818	1,385,460

(*) In connection with the Company’s corporate restructuring plan established in 2009, during the third quarter of 2010, the Company acquired from its subsidiary Net Rio Ltda,, by its book value, full interest in the subsidiaries Net Belo Horizonte Ltda,, Net Brasília Ltda, and Net Campinas amounting to R$327,632, which was recorded as current related parties liabilities and no goodwill/negative goodwill or impact in the income statements will be recognized. In March 31, 2011, Net Rio Ltda, reduced its capital for R$327,632 and wrote-off the related accounts receivable with no impact in the income statements.

Companies	% Interest	Balances on 12/31/2011	Additons	Capital increase	Dividends	Interest on equity	Equity	Balances on 12/31/2011
Investments in subsidiaries:
Net São Paulo Ltda.	100%	801,062	-	-	(382,000)	(31,936)	187,888	575,014
Net Rio Ltda.	100%	417,176	-	-	(190,000)	(17,067)	27,718	237,827
Net Brasília Ltda.	100%	111,303	-	97,900	-	(10,068)	8,367	207,502
Reyc Comércio e Participações Ltda.	100%	40,038	-	50,161	-	-	(9,848)	80,351
Other	100%	15,881	2	-	(4,600)	-	2,895	14,178
		1,385,460	2	148,061	(576,600)	(59,071)	217,020	1,114,872

On May 14, 2012, the subsidiaries Net São Paulo Ltda. and Net Rio Ltda., paid dividends to the parent company Net Services in the amount of R$382,000 and R$190,000, respectively. The subsidiaries Net Brasilia Ltda. and Reyc Comércio e Participação Ltda.  increased its capital using debts they have with the Company as described in note 19.

       b) Information related to subsidiaries

	12/31/2012
							Effect on the Controlling Company’s income
Subsidiaries:	Quotas (thousands)	Assets	Liabilities	Equity	Net sales	Net income/(loss) for the year	2012	2011
Net São Paulo Ltda.	43,972	2,224,267	1,649,254	575,013	2,426,196	187,888	187,888	241,591
Net Rio Ltda.	20,000,000	1,043,923	806,096	237,827	1,138,890	27,718	27,718	84,609
Net Brasília Ltda.	18,662,671	338,881	131,379	207,502	303,945	8,367	8,367	6,235
Reyc Comércio e Participações Ltda.	3,967	214,616	134,265	80,351	314,712	(9,848)	(9,848)	(11,907)
Other	-	37,380	23,201	14,178	17,402	2,895	2,895	4,290
							217,020	324,818

14. Property, plant and equipment
	Controlling company
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2010	3,413,569	111,092	27,883	22,574	58,017	3,203	25,817	7,794	3,669,949
Additions	863,507	13,934	198	886	1,368	219	2,596	-	882,708
Transfers	(2,614)	11	27	207	129	-	46	1	(2,193)
Write-offs	(17,208)	(2,974)	-	(16)	-	(442)	(14)	-	(20,654)
Balances at December 31, 2011	4,257,254	122,063	28,108	23,651	59,514	2,980	28,445	7,795	4,529,810
Additions	1,396,813	59,070	99	1,774	4,756	57	5,446	1,414	1,469,429
Transfers	(3,097)	661	-	5	3,694	-	-	-	1,263
Write-offs	(20,353)	(3,420)	(28)	(37)	(2)	(853)	-	-	(24,693)
Balances at December 31, 2012	5,630,617	178,374	28,179	25,393	67,962	2,184	33,891	9,209	5,975,809

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2010	(1,739,319)	(89,051)	(20,579)	(15,136)	(28,388)	(2,957)	(13,003)	121	(1,908,312)
Additions	(373,567)	(13,851)	(1,765)	(1,291)	(2,950)	(142)	(4,371)	-	(397,937)
Transfers	50	-	-	-	-	-	(46)	-	4
Write-offs	15,872	2,972	-	16	-	425	10	-	19,295
Balances at December 31, 2011	(2,096,964)	(99,930)	(22,344)	(16,411)	(31,338)	(2,674)	(17,410)	121	(2,286,950)
Additions	(511,467)	(14,737)	(1,386)	(1,299)	(3,554)	(88)	(4,466)	-	(536,997)
Write-offs	20,051	3,217	23	37	2	796	-	-	24,126
Balances at December 31, 2012	(2,588,380)	(111,450)	(23,707)	(17,673)	(34,890)	(1,966)	(21,876)	121	(2,799,821)

Net balances at December 31, 2010	1,674,250	22,041	7,304	7,438	29,629	246	12,814	7,915	1,761,637
Net balances at December 31, 2011	2,160,290	22,133	5,764	7,240	28,176	306	11,035	7,916	2,242,860
Net balances at December 31, 2012	3,042,237	66,924	4,472	7,720	33,072	218	12,015	9,330	3,175,988

14. Property, plant and equipment

	Consolidated
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2010	6,673,532	138,312	44,862	30,843	95,079	4,156	50,166	8,143	7,045,093
Additions	1,558,537	15,488	660	1,658	2,737	555	4,348	-	1,583,983
Transfers	(1,452)	93	28	298	322	-	48	1	(662)
Write-offs	(48,079)	(3,836)	-	(28)	-	(808)	(206)	-	(52,957)
Balances at December 31, 2011	8,182,538	150,057	45,550	32,771	98,138	3,903	54,356	8,144	8,575,457
Additions	2,401,365	60,690	216	2,176	5,621	74	10,228	1,414	2,481,784
Transfers	(9,113)	939	11	228	10,279	-	-	-	2,344
Write-offs	(41,548)	(4,611)	(137)	(76)	(2)	(1,048)	(13)	-	(47,435)
Balances at December 31, 2012	10,533,242	207,075	45,640	35,099	114,036	2,929	64,571	9,558	11,012,150

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2010	(3,477,785)	(111,955)	(34,676)	(19,786)	(48,102)	(3,562)	(27,379)	502	(3,722,743)
Additions	(746,430)	(16,701)	(2,294)	(1,785)	(5,180)	(299)	(7,838)	-	(780,527)
Transfers	46	-	-	-	-	-	(46)	-	-
Write-offs	45,728	3,834	-	24	-	791	202	-	50,579
Balances at December 31, 2011	(4,178,441)	(124,822)	(36,970)	(21,547)	(53,282)	(3,070)	(35,061)	502	(4,452,691)
Additions	(973,404)	(17,053)	(1,934)	(1,907)	(6,338)	(283)	(7,960)	-	(1,008,879)
Transfers	-	-	-	(74)	74	-	-	-	-
Write-offs	38,581	4,393	133	60	2	991	13	-	44,173
Balances at December 31, 2012	(5,113,264)	(137,482)	(38,771)	(23,468)	(59,544)	(2,362)	(43,008)	502	(5,417,397)

Net balances at December 31, 2010	3,195,747	26,357	10,186	11,057	46,977	594	22,787	8,645	3,322,350
Net balances at December 31, 2011	4,004,097	25,235	8,580	11,224	44,856	833	19,295	8,646	4,122,766
Net balances at December 31, 2012	5,419,978	69,593	6,869	11,631	54,492	567	21,563	10,060	5,594,753

At December 31, 2012, R$169,993 (R$155,308 at December 31, 2011) in the controlling company and R$169,993 (R$155,364) at December 31, 2011) in the consolidated from property, plant and equipment were provided as a guarantee of certain legal actions and labor claims.

During the years ended December 31, 2012 and 2011, the Company did not identify an indication that the property, plant and equipment may be impaired, as required by IAS 36/CPC 01(R1) Impairment of assets.                                                      .

15. Intangible assets

	Controlling Company
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balances at December 31, 2010	1,961,405	496,586	374,256	304,367	2,405	3,139,019
Additions	-	-	49,354	-	7,384	56,738
Transfers	-	-	2,725	-	512	3,237
Write-offs	-	-	(9,685)	-	-	(9,685)
Balance on December 31, 2011	1,961,405	496,586	416,650	304,367	10,301	3,189,309
Additions	-	-	101,864	-	1,478	103,342
Balances at December 31, 2012	1,961,405	496,586	518,514	304,367	11,779	3,292,651

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balances at December 31, 2010	(212,062)	(59,666)	(243,417)	(189,788)	(1,540)	(706,473)
Additions	-	-	(46,470)	(50,728)	(511)	(97,709)
Transfers	-	-	87	-	(87)	-
Write-offs	-	-	9,685	-	-	9,685
Balance on December 31, 2011	(212,062)	(59,666)	(280,115)	(240,516)	(2,138)	(794,497)
Additions	-	-	(48,589)	(50,728)	(1,253)	(100,570)
Balances at December 31, 2012	(212,062)	(59,666)	(328,704)	(291,244)	(3,391)	(895,067)

Net balances at December 31, 2010	1,749,343	436,920	130,839	114,579	865	2,432,546
Net balance on December 31, 2011	1,749,343	436,920	136,535	63,851	8,163	2,394,812
Net balances at December 31, 2012	1,749,343	436,920	189,810	13,123	8,388	2,397,584

	Consolidated
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balances at December 31, 2010	1,928,616	438,726	478,079	304,367	8,107	3,157,895
Additions	-	-	68,826	-	7,384	76,210
Transfers	-	-	2,678	-	682	3,360
Write-offs	-	-	(10,480)	-	-	(10,480)
Balance on December 31, 2011	1,928,616	438,726	539,103	304,367	16,173	3,226,985
Additions	-	-	111,153	-	1,505	112,658
Balances at December 31, 2012	1,928,616	439,188	650,256	304,367	17,678	3,339,643

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balances at December 31, 2010	(178,742)	(1,806)	(294,327)	(189,788)	(7,292)	(671,955)
Additions	-	-	(64,294)	(50,728)	(522)	(115,544)
Transfers	-	-	169	-	(169)	-
Write-offs	-	-	10,480	-	-	10,480
Balance on December 31, 2011	(178,742)	(1,806)	(347,972)	(240,516)	(7,983)	(777,019)
Additions	-	-	(71,301)	(50,729)	(1,288)	(123,318)
Balances at December 31, 2012	(178,742)	(1,806)	(419,273)	(291,245)	(9,271)	(900,337)

Net balances at December 31, 2010	1,749,874	436,920	183,752	114,579	815	2,485,940
Net balance on December 31, 2011	1,749,874	436,920	191,131	63,851	8,190	2,449,966
Net balances at December 31, 2012	1,749,874	436,920	230,983	13,122	8,407	2,439,306

The Company has goodwill arising from the excess of the purchase price over the fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability.

15. Intangible assets – continued

The licenses acquired in connection with business combinations and accounted for based on their fair values at their acquisition date are not amortized once they have an indefinite useful life. As described in note 1, in November 2012, the referred licenses migrated to the Conditional Access Service (SEAC), which have an indefinite useful life.

Intangible assets with indefinite useful life are represented mainly by software internally developed together with specialized companies or adapted for use of the Company based on existing softwares available in the market, which are, in both cases, amortized over 60 months, and by the customer portfolio, which is amortized over 72 months what reflects the average estimated period that subscribers remain connected to the system. The amortization expense is recorded as general and administrative expenses in the income statements.

The Company tests its goodwill for impairment at least annually based on its value in use using the discounted cash flow model on the lowest appropriate cash-generating unit. The Company operates in a single segment and has a single cash generating unit since it uses a single cable system to provide all of its services to its customers and all decisions taken are based on consolidated financial and operating data. The amortization expense is recorded as general and administrative expenses.

The process of evaluating the value in use includes the use of assumptions, opinions and estimates of future cash flows, growth and discount rates. Assumptions of cash flow and growth rate projections are based on the Company’s annual budget and long-term business plan approved by the Administrative Board. These premises, still considerate, comparable market data, which represent management’s best estimate of economic conditions of the cash generating unit.

Key assumptions for the value in use estimate, to which asset recovery is more sensitive, are described below:

•         Revenue – Revenues were projected on the basis of the Company’s budget of the next fiscal year and business plan covering the period of 2013 – 2017, taking into account the growth of the connected households base, the mix of multiservice offered to pay TV subscribers, broadband Internet and voice.

•         Costs and operating expenses – The costs and expenses were projected on the basis of the Company’s historical performance, and expense growth was projected in line with the growth of the connected homes base taking into account the expected volume of new sales, installations and changes in mix of products designed by management.

•         Capital investments – Investments in property and equipment were estimated on the basis of the infrastructure required to support the growth of the connected homes base, investments for renewal and maintenance of cable network and technological changes needed to enable the continuous offer of value-added multiservice to the base of connected households.

15. Intangible assets – continued

Key assumptions were made considering the Company’s historical performance, the current dynamics and market forecasts of pay TV, broadband internet, voice and reasonable macroeconomic assumptions consistent with external information sources based on financial market projections documented and approved by the Company’s management.

Consistent with standard valuation techniques, evaluation of value in use was made for a 5-year period and thereafter takes into account the potential for the company to operate for an indeterminate period. Income growth rates applied are consistent with long-term macroeconomic expectations and significant demographic data available, which are reviewed on a yearly basis based on the historical performance and perspectives of the sector where the Company operates. The nominal growth rate used to extrapolate the projections beyond the 5-year period was zero per annum.

Estimated future cash flows were discounted at a single discount rate of twelve point eighty nine per cent in this fiscal year.

As a result of the impairment testing, management has concluded there has been no impairment of the Company’s intangible assets, even when considering conservative assumptions in a sensible adverse scenario.

16. Trade accounts payables

	Controlling company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Domestic suppliers	598,320	465,287	865,287	687,765
Foreign suppliers	10,012	3,098	41,796	44,186
	608,332	468,385	907,083	731,951

In the heading trade accounts payable are included values required by ECAD - Central Bureau of Collection and Distribution, the body that acts as legal representative of artists and authors in the collection and distribution of royalty payments due to them by the public disclosure of musical compositions in Brazil.

To allow comparison of balances at December 31, 2012, amounts in discussion related to copyright have been reclassified to the heading of trade accounts payables.

The trade accounts payable do not bear interest and usually are settled in 30 days

17.  Accounts payables – programming suppliers

	Controlling company		Consolidated
Description	12/31/2012	12/31/2011	12/31/2012		12/31/2011
Related parties
G2C Globosat Comercialização de Conteúdos S.A (*)	46,471	46,370	101,448		102,146
DLA, Inc (Digital Latin America, LLC).	650	-	2,915	-	-

Third parties	81,950	65,817	85,097		70,199
	129,071	112,187	189,460		172,345

The table below shows programming incurred costs with third and related parties:

	Operating results

	Controllling Company		Consolidated
Companies	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Related parties
G2C Globosat Comercialização de Conteúdos S.A (*)	(556,059)	(487.502)	(1,198,900)	(1.085.859)
DLA, Inc (Digital Latin America, LLC).	(12,273)	-	(31,627)	-

Third parties	(264,910)	(188.221)	(565,331)	(429.869)

	(833,242)	(675.723)	(1,795,858)	(1.515.728)

(*) New  corporate name of the former Net Brasil S.A

The G2C Globosat Comercialização de Conteúdos S.A (G2C) serves as the agent and negotiates with producers and audiovisual programming suppliers for the acquisition of Brazilian content, obtaining best prices and payment conditions.

The acquisition contracts of Brazilian content, agreed between G2C. and the respective programming suppliers are valid until November 2015.

Additionally, contracts for acquisition of international programming content, are negotiated directly by the Company and are valid until 2015.

18. Debt

			Effective interest rate per annum		Controlling company
	Currency	Nominal interest rate per annum	12/31/2012	12/31/2011	12/31/2012			12/31/2011
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	8.65%	9.15%	20,735	3,699	24,434	30,805	24,359	55,164
Finame PSI	R$	4.50 to 8.70%	5.11%	5.10%	23,438	76,866	100,304	19,758	97,252	117,010
					44,173	80,565	124,738	50,563	121,611	172,174
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	25,439	711,632	737,071	23,301	652,321	675,622
Banco Inbursa S.A.	US$	7.88%	9.26%	9.26%	-	-	-	6,519	186,317	192,836
					25,439	711,632	737,071	29,820	838,638	868,458

Total loans and financings					69,612	792,197	861,809	80,383	960,249	1,040,632

			Debentures
			12/31/2012	12/31/2011

Non-convertible debentures			-	58,000	-	-	-	150,348	433,910	584,258
Commercial paper			68	-	686,749	-	686,749	-	-	-
Total					756,361	792,197	1,548,558	230,731	1,394,159	1,624,890

			Effective interest rate per annum		Consolidated
	Currency	Nominal interest rate per annum	12/31/2012	12/31/2011	12/31/2012			12/31/2011
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	8.65%	9.15%	40,321	11,386	51,707	64,864	51,550	116,414
Finame PSI	R$	4.50 to 8.70%	5.10%	5.10%	58,886	191,708	250,594	47,644	244,142	291,786
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.10% a 2.55%	-	12.97%	-	-	-	2,292	120,000	122,292
					99,207	203,094	302,301	114,800	415,692	530,492
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	25,439	711,632	737,071	23,301	652,321	675,622
Banco Inbursa S.A.	US$	7.88%	9.26%	9.26%	3,473	203,243	206,716	6,519	372,491	379,010
					28,912	914,875	943,787	29,820	1,024,812	1,054,632

Total loans and financings					128,119	1,117,969	1,246,088	144,620	1,440,504	1,585,124

			Debentures
			12/31/2012	12/31/2011

Non-convertible debentures			-	58,000	-	-	-	150,348	433,910	584,258
Commercial paper			68	-	686,749	-	686,749	-	-	-
Total					814,868	1,117,969	1,932,837	294,968	1,874,414	2,169,382

18. Debt – continued

a)  Loans and financing

Finame and Finame PSI

Since 2007, for the purpose of acquiring digital signal equipment, the Company has received financing using funds from Finame - Government Agency for Machinery and Equipment Financing. For the year ended December 31, 2012, funds raised under this program amounted to R$7,057 (R$221,197 in 2011). These contracts are subject to interest rate at 100% of the long-term interest rate (TJLP) rate plus an average spread of 3.15% per annum and fixed rates between 4.5%, 5.5% and 8.7% per annum, a five-year-term, and are collateralized by the assets financed.

During the year ended December 31, 2012, the Company amortized Finame and Finame PSI totaling 50.385 (R$ 32.729 in 2011) in the controlling company and R$111,821 (R$72,779 in2011) in the consolidated.

Bank Credit Notes

During the year ended December 31, 2011, the Company amortized portion of this loan in the amount of R$25,000.

On May 18, 2012, the Company settled the Bank Credit Notes issued by Itaú BBA totaling R$121,196, of which R$120,000 refers to the principal amount, R$294 to interest and R$902 to premium paid to Itaú BBA for early settlement.

Global Notes 2020

On November 4, 2009, the Company issued Guaranteed Notes of US$350 million equivalent to R$593,425, with maturity in January, 2020 and a nominal interest rate of 7.5% per annum, payable semiannually in January and July of each year.

The Notes are guaranteed by all the Company's subsidiaries and can be settled in total or partially at any time.

18. Debt – continued

a)    Loans and financing – continued

Banco Inbursa S.A.

On June 19, 2008 the Company, executed a borrowing arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company Telmex Group, which is an indirect stockholder of the Company. The borrowing in the amount of US$200,000 (equivalent to R$319,520) is repayable in 3 annual installments on June 2017, 2018 and 2019.

Interest is payable semi-annually, on October 15 and April 15 of each year. The Company may, at its option, prepay the borrowing in whole or in part at any time from June 2013. This borrowing is guaranteed by the Company and its subsidiaries.

On December 26, 2012, the Company settled R$223,751, of which R$207,650 (equivalent to US$ 100 million) for the principal and R$16,101 relating to premium and interest.

During the year ended at December 31, 2012, the Company paid interest in the amount of R$21,137 in the controlling (R$30,781) and R$35,786 in the consolidated (R$30,781).

b)       Debentures and commercial papers

 Debentures

At December 1, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal amount, single series, par value, non-secured and subordinated type in the amount of R$580,000.

On September 23, 2009, as decided during the Company debenture holders’ meeting, the term of debentures was amended and repayments were rescheduled from December 1, 2013 to June 1, 2015, with annual amortization beginning on June 1, 2012. The following decisions were also approved at the meeting: (i) beginning October 1, 2009, debenture remuneration corresponded to 100% of the accumulated daily CDI variance plus a spread of 1.6% per annum as compared to remuneration of 0.7% per annum valid until September 30, 2009 and (ii) a payment of R$1,760 as a bonus for renewing debentures was paid on October 1, 2009 to the holder of these debentures. The remaining items related to the 6th issuance remained unchanged.

On May 18, 2012, the Company settled all the public debentures of the 6th issue totaling R$611,792, of which R$580,000 refers to the principal amount, R$30,701 to interest and R$1,091 award paid to bondholders for early settlement. The resources used for these payments were obtained through mutual contracts with the Company's indirect controlling shareholder.

18. Debt – continued

b)     Debentures and commercial papers

         Commercial papers

On November 07, 2012 the Company’ issued 68 commercial promissory notes (Commercial papers), in a single series, with unit face value of R$10,000, totaling up to R$ 680,000, on the issue date, with no guarantees or suretyship and maturing in May, 6 2013. Interests will be fully paid in the maturity date or in the facultative anticipated date.

The par value of the commercial papers will be paid for interest of 103.50% of the accumulated variation of the average daily rates of DI (interbank deposit) a day, which will be paid on the maturity date of the commercial papers.

c)      Costs of debt

Following shown the amortization schedule of the costs of debt:

Year	Banco Inbursa S.A.	Global Notes 2020	Commercial Papers	Total
2013	155	616	94	865
2014	168	616	-	784
2015	182	616	-	798
2016 - 2020	758	2,361	-	3,119
	1,263	4,209	94	5,566

19. Related parties

a)      Management’s compensation

Compensation paid to the Company's management fields of expertise is as follows:

	Controlling Company and Consolidated
	12/31/2012	12/31/2011
Compensation	3,392	3,965
Profit participation plan	7,491	7,932
	10,883	11,897

Remuneration consists of fixed and variable compensation profit sharing and additional current and non-current profit sharing bonus.

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

 The main balances of assets, liabilities, revenues and expenses in December 31, 2012 and December 31, 2011, arising from the transactions between related parties are as follows:

	Controlling company

	Assets

	Related parties(*)		Programming receivable		Interest on equity		Advance	Total
Companies
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2012	12/31/2011
Subsidiaries

Net São Paulo Ltda.	72,796	10,092	29,894	20,960	27,145	40,438	-	129,835	71,490
Net Rio Ltda.	82,076	17,738	14,632	10,182	33,984	19,477	-	130,692	47,397
Net Brasília Ltda.	20,337	87,810	3,836	2,688	14,259	5,701	-	38,432	96,199
Reyc Comércio e Participações Ltda.	14,449	84,252	-	-	-	-	-	14,449	84,252
Other	163	202	167	103	-	480	-	330	785
	189,821	200,094	48,529	33,933	75,388	66,096	-	313,738	300,123
Entities under the common control
Globosat Programadora Ltda.	5	41	-	-	-	-	-	5	41
Primesys Soluções Empresariais S.A	391	-	-	-	-	-	-	391	-
Telmex do Brasil Ltda.	70	-	-	-	-	-	-	70	-
Cablena do Brasil Ltda.	-	-	-	-	-	-	1,097	1,097	-
	466	41	-	-	-	-	1,097	1,563	41

Total Assets	190,287	200,135	48,529	33,933	75,388	66,096	1,097	315,301	300,164

Current assets	32,576	18,502	48,529	33,933	75,388	66,096	-	156,493	118,531
Non-current assets	157,711	181,633	-	-	-	-	1,097	158,808	181,633

(*) The decrease in the related parties balances of the subsidiaries Net Brasília Ltda. and Reyc Comércio e Participações Ltda. occurred due to the increase in its capital as described in note 13.

	Consolidated
	Assets
	Accounts receivable		Advance	Total
Companies	12/31/2012	12/31/2011	12/31/2012	12/31/2012	12/31/2011

Entities under the common control
Globosat Programadora Ltda.	106	182	-	106	182
Primesys Soluções Empresariais S.A.	408	104	-	408	104
Telmex do Brasil Ltda.	70	-	-	70	-
Cablena do Brasil Ltda.	-		1,097	1,097	-
Total assets	584	286	1,097	1,681	286

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

17
	Controlling company
18
	Liabilities
19
	Suppliers		Programming suppliers		Debt	Related parties		Total
Companies
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Subsidiaries

Reyc Comércio e Part. Ltda.
	-	-	-	-	-	42,017	30,789	42,017	30,789
Net São Paulo Ltda.
	-	-	-	-	-	-	20,543	-	20,543
Jacarei Cabo S/A
	-	-	-	-	-	3,128	2,308	3,128	2,308
Other
	-	-	-	-	-	800	-	800	-

	-	-	-	-	-	45,945	53,640	45,945	53,640
Stockholders
Emp, Brasil, de Telecom S.A. –
Embratel (**)
	103,506	42,991	-	-	-	71,966	44,100	175,472	87,091

	103,506	42,991	-	-	-	71,966	44,100	175,472	87,091
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A.	-	-	46,471	46,370	-	-	-	46,471	46,370
Banco Inbursa S.A. (not include the cost of debt)
	-	-	-	-	194,242	-	-	-	194,242
Procisa do Brasil Proj Con e Inst Ltda
	1,056	-	-	-	-	-	-	1,056	-
Cablena do Brasil Ltda,
	1,463	-	-	-	-	-	-	1,463	-
Claro S.A.
	556	825	-	-	-	-		556	825
Primesys Soluções Empresariais S.A.
	4,559	1,630	-	-	-	-	-	4,559	1,630
DLA,.Inc (Digital Latin America, LLC).
	-	-	650	-	-	-	-	650	-
Other
	346	260	-	-	-	-	-	346	260

	7,980	2,715	47,121	46,370	194,242	-	-	55,101	243,327

Total Liabilities	111,486	45,706	47,121	46,370	194,242	117,911	97,740	276,518	384,058

Current assets	111,486	45,706	47,121	46,370	6,662	113,982	74,889	272,589	173,627
Non-current assets	-	-	-	-	187,580	3,929	22,851	3,929	210,431

	Consolidated
	liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Stockholders
Emp. Brasil de Telecom S.A. – Embratel (*)	169,312	60,199	-	-	-	-	120,557	84,490	289,869	144,689
	169,312	60,199	-	-	-	-	120,557	84,490	289,869	144,689
Entities under the common control
G2C Globosat Comercialização de Conteúdos S.A.	-	-	101,448	102,146	-	-	-	-	101,448	102,146
Banco Inbursa S.A. (not include the cost of debt)	-	-	-	-	207,979	381,822	-	-	207,979	381,822
Cablena do Brasil Ltda,	1,579	-	-	-	-	-	-	-	1,579	-
America Movil. S.A.B de C.V.	-	-	-	-	-	-	686,585	-	686,585	-
Procisa do Brasil Proj.Cons. e Inst.Ltda.	3,195	1,455	-	-	-	-	-	-	3,195	1,455
DLA, Inc (Digital Latin America, LLC).	-	-	2,915	-	-	-	-	-	2,915	-
Primesys Soluções Empresariais S.A.	4,787	1,830	-	-	-	-	-	-	4,787	1,830
Other	1,009	1,508	-	-	-	-	-	-	1,009	1,508
	10,570	4,793	104,363	102,146	207,979	381,822	686,585	-	1,009,497	488,761

Total liabilities	179,882	64,992	104,363	102,146	207,979	381,822	807,142	84,490	1,299,366	633,450

Current liabilities	179,882	64,992	104,363	102,146	3,629	6,662	127,142	84,490	415,016	258,290
Non-current liabilities	-	-	-	-	204,350	375,160	680,000	-	884,350	375,160

(*) Balances relating to transfer are substantially on account of the Netfone and contracting of Link Internet.
Increase in the year ended December 31, 2012 is due to the increase of business volume.

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

On May 8, 2012, the Company entered with its indirect parent company, America Movil, SAB CV, into three mutual contracts through their operators, Net São Paulo Ltda. and Net Rio Ltda., totaling R$680,000, maturing in 5 years (2017). The interest rate is equivalent to the CDI plus a "spread" of 1.08% per annum, payable in May and November of each year beginning in 2012. The Company used proceeds from those contracts to settle the Bank Credit Notes issued by Banco Itaú BBA and the totality of public debentures of the 6th. issued by the Company (Note 18).

The continuity schedule of prepaid used rights for use and deferred revenues in transactions with Embratel is as follows:

	Controlling company
	Assets		Liabilities
	Prepaid used rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2010	122,719	346,606	100,686	284,379	18,812	65,875	119,498	350,254
Additions	-	-	-	-	-	2,881	-	2,881
Write-offs	(122,719)	-	(100,686)	-	(21,055)	-	(121,741)	-
Transfers	120,804	(120,804)	99,117	(99,117)	21,824	(21,824)	120,941	(120,941)
Balance at 12/31/2011	120,804	225,802	99,117	185,262	19,581	46,932	118,698	232,194
Write-offs	(120,804)	-	(99,116)	-	-	(20,547)	(99,116)	(20,547)
Transfers	118,785	(118,785)	97,459	(97,459)	(1,169)	1,169	96,290	(96,290)
Balance at 12/31/2012	118,785	107,017	97,460	87,803	18,412	27,554	115,872	115,357

	Consolidated
	Assets		Liabilities
	Prepaid used rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2010	172,536	487,307	177,391	501,018	33,158	115,798	210,549	616,816
Additions	-	-	-	-	-	4,795	-	4,795
Write-offs	(172,536)	-	(177,391)	-	(38,015)	-	(215,406)	-
Transfers	169,844	(169,844)	174,622	(174,622)	39,287	(39,287)	213,909	(213,909)
Balance at 12/31/2011	169,844	317,463	174,622	326,396	34,430	81,306	209,052	407,702
Additions	-	-	-	-	-	152	-	152
Write-offs	(169,844)	-	(174,623)	-	-	(36,496)	(174,623)	(36,496)
Transfers	167,004	(167,004)	171,704	(171,704)	(3,261)	3,261	168,443	(168,443)
Balance at 12/31/2012	167,004	150,459	171,703	154,692	31,169	48,223	202,872	202,915

19. Related parties – continued

b)         Subsidiaries, stockholders and entities under the common control – continued

	Controlling company

	Operating/financial results for the years ended December 31, 2011 and 2010

	Services revenue and transfer of administrative expenses		Finance		Telecommunications expenses and amortization		Rental revenues/ Telecommunications		Programming		Commissions / programming guide		Total
Companies
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Subsidiaries

Net São Paulo Ltda.	215,769	156,775	(1,016)	12,421	-	-	-	-	-	-	-	-	214,753	169,196
Net Rio Ltda.	101,561	74,930	4,022	415	-	-	-	-	-	-	-	-	105,583	75,345
Net Brasília Ltda.	27,519	20,150	2,874	9,239	-	-	-	-	-	-	-	-	30,393	29,389
Reyc Comércio e Participações Ltda.	-		4,764	8,106	-	-	-	-	-	-	-	-	4,764	8,106
Other	1,402	1,097	(611)	(519)	-	-	-	-	-	-	-	-	791	578

	346,251	252,952	10,033	29,662	-	-	-	-	-	-	-	-	356,284	282,614
Stockholders

Emp, Brasil, de Telecom S.A. – Embratel	-	-	(1,652)	(2,017)	(483,126)	(404,289)	367,432	317,733	-	-	-	-	(117,346)	(88,573)
	-	-	(1,652)	(2,017)	(483,126)	(404,289)	367,432	317,733	-	-	-	-	(117,346)	(88,573)
Entities under common control	-
Banco Inbursa S.A. (not include the cost of debt)	-	-	(50,646)	(74,130)	-	-	-	-	-	-	-	-	(50,646)	(74,130)
G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	-	-	(556,059)	(487,502)	(1,077)	(1,025)	(557,136)	(488.527)
Primesys Soluções Empresariais S.A.	-	-	-	-	(19,574)	(13,681)	2,412	-	-	-	-	-	(17,162)	(13,681)
Telmex do Brasil Ltda.	-	-	-	-	-	(27,471)	119	-	-	-	-	-	119	(27,471)
Claro S.A.	-	-	-	-	(7,854)	(8,160)	-	-	-	-	-	-	(7,854)	(8,160)
Editora Globo	-	-	-	-	-	-	-	-	-	-	(3,226)	(2,931)	(3,226)	(2,931)
Cablena do Brasil Ltda.	-	-	-	-	-	-	-	-	(12,273)	-	-	-	(12,273)
Other	-	-	-	-	(2,524)	(427)	115	334	-	-	(1)	-	(2,410)	(93)

	-	-	(50,646)	(74,130)	(29,952)	(49,739)	2,646	334	(568,332)	(487,502)	(4,304)	(3,956)	(650,588)	(614,993)

	346,251	252,952	(42,265)	(46,485)	(513,078)	(454,028)	370,078	318,067	(568,332)	(487,502)	(4,304)	(3,956)	(411,650)	(420,952)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

	Consolidated
	Operating results / financial
	Ten- month year ended December 31

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies

	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Stockholders
Emp, Brasil, de Telecom, S.A. – Embratel

	703,539	572,672	(17,308)	(15,893)	(764,328)	(531,878)	-	-	-	-	(78,097)	24,901
	703,539	572,672	(17,308)	(15,893)	(764,328)	(531,878)	-	-	-	-	(78,097)	24,901
Entities under the common control

Net Brasil	-	-	-	-	-	-	(1,198,900)	(1,085,859)	(1,894)	(1,797)	(1,200,794)	(1,087,656)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(6,092)	(6,096)	(6,092)	(6,096)
Banco Inbursa S.A. (not include the cost of debt)	-	-	(85,694)	(73,710)	-	-	-	-	-	-	(85,694)	(73,710)
America Movel, S,A,B de C.V.	-	-	(36,912)	-	-	-	-	-	-	-	(36,912)
Telmex do Brasil Ltda.	119	-	-	-	-	(47,824)	-	-	-	-	119	(47,824)
Claro S.A.	-	-	-	-	(12,639)	(14,062)	-	-	-	-	(12,639)	(14,062)
Primesys Soluções Empresariais S.A.	2,517	550	-	-	(21,448)	(60,857)	-	-	-	-	(18,931)	(60,307)
Procisa do Brasil Proj. Cost. e Inst, Ltda.	-	-	-	-	(13,489)	(3,530)	-	-	-	-	(13,489)	(3,530)
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	-	-	(31,627)	-	-	-	(31,627)	-
Other	1,378	2,073	-	-	(425)	(1,589)	-	-	-	-	953	484
	4,014	2,623	(122,606)	(73,710)	(48,001)	(127,862)	(1,230,527)	(1,085,859)	(7,986)	(7,893)	(1,405,106)	(1,292,701)
	707,553	575,295	(139,914)	(89,603)	(812,329)	(659,740)	(1,230,527)	(1,085,859)	(7,986)	(7,893)	(1,483,203)	(1,267,800)

The balances with the controlled companies are subject to interest of 12% p.a., with an indeterminate maturity date.

The values and conditions of the programming contracts and pay-per-view (PPV) events carried out with Organizações Globo related companies such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private. The contracts related to Video On Demand are carried out with the subsidiary of America Movil, DLA,Inc.

The program schedule guides for channels are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A..

The Company and Empresa Brasileira de Telecomunicações S.A. (Embratel) offer telephony services for subscribers of the Company. The business model offers an Embratel voice product to existing and prospect subscribers of the Company, by means of the Company’s bi-directional network which calls for the sharing of results. Through the implementation of this business, the Company could then started offering integrated video, broadband and voice (“triple play”) services in its market. Sales of this product came on stream toward the end of March 2006.

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

The main aim of the partnership between the Company and Embratel is the offer of voice services based on Embratel licenses for fixed line telephony services (“Serviço Telefônico Fixo Comutado – STFC”), multimedia service (“Serviço de Comunicação de Multimídia – SCM”) and/or through any other structure best suited to development by the parties involved, through the use of the Company's cable network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A. (“Embrapar”) are recorded based on prices and conditions defined as follows:

a)             Prepaid rights for use

a.1) Net Fone revenue — At December 31, 2009, Embratel invested R$873,539 in the irretractable  and indefeasible acquisition of the right to use the transmission capacity of 3 GBs generated by the coaxial Company’s network, for a period of five years renewable for the same period through future negotiations between the parties. The invested value, which was paid in cash, and account as deferred revenue to be amortized under the terms of the contract in 60 months, is consistent with the usage of the capacity by Embratel during the period and considers the finance discount related to the prepayment. Any excess usage is charged on monthly basis.

  a.2) Link internet - The Company provides an Internet access service known as NetVirtua broadband service using Embratel's IP backbone infrastructure. At December 31, 2009, the Company invested R$849,632 in irretractable and irreversible acquisition of a 45 GBs transmission capacity generated for 5 years renewable for a same period through future negotiations between the parties classified as prepaid rights for use. The invested value, which was paid in cash, and recorded as an asset to be amortized under the terms of the contract in 60 months, is consistent with the usage of the capacity by the Company during the period and considers the finance discount related to the prepayment. The excess usage of any monthly capacity is charged according to a specific agreement and recorded as cost of services rendered.

b) Other services – Remunerated on the basis of percentage of costs incurred by each project. As per the agreement, these services are paid in advance by Embratel and are recorded as deferred revenues in the balance sheet.

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

c) Network access revenue –  Remunerated on the basis of specific contract according with the transmission speed.

d) Optic fiber lease revenue – Remunerated in accordance with specific contract including condition referred between the parties, and  the services are paid in advance by Embratel and accordingly the prepayments are recorded as deferred revenue in the balance sheet.

e) Revenues from PME (services for small and medium businesses) – These services are remunerated under specific contractual conditions at 50% of net amount of accounts invoiced by Embratel, net of taxes and interconnection fees.

f) Communication expenses such as voice channel and fixed line telephone are recorded based on prices and contract conditions.

g) The Company has a services agreement with Primesys (SCM) controlled by Embratel and the Procisa (network maintenance), a subsidiary of America Movil.

Transactions with related parties listed above, are generally carried on market terms. Regarding to those transactions with peculiar trading conditions characteristics are established aiming at the economic and financial balance between the parties involved.

In accordance with the provisions of Law No. 9,249/95, the subsidiaries accounted for interest on equity based on Interest Rate (TJLP) in the current fiscal year, totaling R$59,071 (R$77,760 at December 31, 2011), which were recorded in financial expenses, with deduction of 15% income tax at source, amounting to R$8,861 (R$ 1,664 at December 31, 2011), as required by tax legislation. In the financial statements of subsidiaries, such interest were eliminated from the financial expenses for the year and deducted from earnings in contrast to current liabilities.

20. Commitments and provisions

I)      Commitments

The Company has several firm agreements with suppliers as follows:

	Rental of poles	Rental of ducts	Rental of offices	Equipment	Total
2013	145,009	10,703	35,578	52,806	244,096
2014	152,027	11,221	37,300	-	200,548
2015	159,158	11,748	39,048	-	209,954
2016	166,590	12,296	40,873	-	219,759
2017 - 2022	1,176,243	86,821	288,590	-	1,551,654
Total	1,799,027	132,789	441,389	52,806	2,426,011

II)   Provisions

The Company and its subsidiaries are involved in legal and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax delinquency notices, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. In addition, it is not possible to predict when these cases will be settled, as they are dependent on factors outside the Company management’s control. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings and, based in its legal advisors, pending judicial analysis a prior experience in the claim amounts, constituted provision considered enough to cover probable losses in the proceedings in course, as follows:

	Controlling company
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2010	20,901	30,383	384,150	435,434
Additions	17,845	19,865	8,493	46,203
Inflation adjustments	717	1,683	28,656	31,056
Amounts used	(9,348)	(15,803)	(5,598)	(30,749)
Unused amounts reversed	(4,285)	(2,294)	(48,239)	(54,818)
Balances at December 31, 2011	25,830	33,834	367,462	427,126
Additions	30,592	14,729	3,268	48,589
Inflation adjustments	642	21,917	16,830	39,389
Amounts used	(12,127)	(7,707)	(12,639)	(32,473)
Unused amounts reversed	(6,123)	(21,461)	(227,925)	(255,509)
Balances at Decemberr 30, 2012	38,814	41,312	146,996	227,122

	Consolidated
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2010	33,890	45,571	475,303	554,764
Additions	29,582	39,329	13,235	82,146
Inflation adjustments	730	2,932	35,138	38,800
Amounts used	(17,044)	(32,008)	(7,320)	(56,372)
Unused amounts reversed	(4,863)	(2,290)	(60,907)	(68,060)
Balances at December 31, 2011	42,295	53,534	455,449	551,278
Additions	50,808	31,749	6,495	89,052
Inflation adjustments	646	36,755	18,531	55,932
Amounts used	(20,481)	(16,691)	(12,639)	(49,811)
Unused amounts reversed	(8,659)	(31,689)	(230,350)	(270,698)
Balances at December 30, 2012	64,609	73,658	237,486	375,753

20. Commitments and provisions

         a) Labor provisions

In December 31, 2012, labor claims involving the Company and its subsidiaries comprise 1,677(961 in 2011) lawsuits in the controlling company and 2,861(2,493in 2011) in the consolidated, mainly arising from claims of secondary liability, besides some claims arisen from own employees. The Company made judicial deposits of R$11,685 at December 31, 2012 (R$7,043 at December 31, 2011), in the controlling company, and R$20,165 at December 31, 2012 (R$11,927 at December 31, 2011), in the consolidated basis, in relation to labor cases.

b) Civil provisions

Civil claims relate mainly to service contract terminations, improper collection and negative credit reports(supposedly undue), advertising disputes, channel availability, occupational accidents (own employees or outsourced staff), accidents involving third parties other than staff or service providers and claims objecting to certain items in the standard contract adopted by operators, in particular in relation to the increase in monthly fees in April 1999 and government agencies processes. The main appeals in these civil proceedings mainly relate to indemnifications for moral. The Company has judicial deposits in the amount of R$24,246 at December 31, 2012 (R$28,195 at December 31, 2011), in the controlling company, and R$30,236 at December 31, 2012 (R$29,970 at December 31, 2011), in the consolidated basis, in relation to civil cases.

c) Tax

Tax charges and contributions calculated and collected by the Company and its subsidiaries, and their income statements, tax and company records, are subject to examination by tax authorities for varying periods under applicable legislation.

The following are the most significant tax and social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

Some subsidiaries are contesting the ICMS tax rate levied on access provider revenue, discounts and cancellations, loss of agreement, publicity and also on other revenues for which it has a provision of R$45,355 at December 31, 2012 (R$106,098 at December 31, 2011), in the controlling company, and R$89,823  at December 31, 2012 (R$146,519 at December 31, 2011) in the consolidated basis. In September 2012, the Company signed an agreement of settlement of debt of the ICMS tax on access provider, in the state of Espírito Santo, in the amount of R$11,596.

20. Commitments and provisions – continued

II)   Provisions – continued

c) Tax– continued

a.      Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)  - continued

As a result of the referred agreement, the Company reversed the allowance surplus, amounting to R$5,519, against income for the year.

Because of favorable outcome in contingencies involving ICMS during the year ended December 31, 2012, the Company reversed provisions of  R$34,750 (R$30,420 in December 31, 2011) in the controlling company and R$34,941 (R$30,496 in December 31, 2011) in the consolidated basis.

b. Financial Transaction Tax (IOF))

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. However, practices adopted in the past and  in view of certain adverse court decisions as to the applicability of this law, the Company has a provision of R$79,441 at December 31, 2012 (R$76,105 at December 31, 2011) in the controlling company and R$101,838 at December 31, 2012 (R$97,492 at December 31, 2011) in the consolidated basis.

Because of favorable outcome in contingencies involving IOF, during the year ended December 31, 2012, the Company reversed provisions of  R$1,346 (R$2,540 in 2011) in the controlling company and R$1,729 (R$3,897 during 2011) in the consolidated basis.

c.       Withholding tax (IRRF) on foreign currency bonds

During the process of restructuring of debts in foreign currency started in 2003, and the supposed effect on payment of withholding tax on the interest on these debts, the Company understands that although such operations, by law at the time, were not subject to pay this tax, maintained conservatively provision to face with this risk.

Because of favorable outcome in contingencies involving IRRF, during the year ended December 31, 2012, the Company reversed in the amount of  R$160,790, registered as finance results, in the controlling company and in the consolidated basis.

.

20. Commitments and provisions – continued

III) Contingent liabilities not recorded

Besides the contingencies mentioned above, at December 31, 2012, there are other ongoing legal proceedings amounting to R$762,094 (R$666,212 at December 31, 2011)  in the controlling company and R$1,459,905 (R$1,272,179 as of December 31, 2011) in the consolidated basis, which legal advisors assess as possible but not probable losses and thus, no provisions were recorded. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings.

The most significant cases in which risk of loss were rated as possible are summarized below:

            a. Disallowance of expenses - Income tax and social contribution

                                    .

In December 21, 2009, the Company through its subsidiary Net São Paulo Ltda. received a  tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income tax and social contribution bases in the period between 2004 to 2008 amounting to R$403,389 and R$143,914, respectively. Based on the decision at first instance rendered in 2010, these amounts were reduced to R$274,126 and R$97,821. The amounts of these proceedings at December 31, 2012 totaled R$328,184 (IRPJ) and R$117,112 (CSLL).

During the year ended on December 31, 2012, the Company received a tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income tax and social contribution bases in the period between 2007 and 2008 related to its subsidiaries Net Belo Horizonte Ltda. and Net Rio Ltda. in the amount of R$75,764(income tax) and R$25,701 (social contribution).

The Company’s lawyers believe that these expenses are in accordance with tax legislation, so there is therefore no motive for disallowance by tax authorities.

b. Service Tax (ISS) - levied on services of public entertainment or amusement, leisure and entertainment and similar events.

In 2010, tax authorities of Santo André city issued a tax assessment notice against the Company claiming that cable TV services are classified as public entertainment services and, thus, subject to ISS. The amount of this proceeding at December 31, 2012 was R$135,632 (R$127,339on December 31, 2011).

20. Commitments and provisions – continued

III) Contingent liabilities not recorded

   b. Service Tax (ISS) - levied on services of public entertainment or amusement, leisure and entertainment and similar events. – continued

On defense, our lawyers maintain that services provided by cable TV companies are classified as communication services instead of public entertainment services.

   c. Disallowed expenses and non-proven expenses

In 2007, Net Rio received requests from tax authorities alleging not having submitted documents supporting certain registered expenses within the period determined by the tax inspectors. The amounting in December 31, 2012 was of R$54,342 (R$53,169 as of December 31, 2011).                .

On defense, our lawyers believe that these expenses are in accordance with tax legislation, so there is therefore no motive for disallowance by tax authorities.

d. Tax benefit through reduction of ICMS calculation base

On August 12, 2011, the Company was assessed by the Secretary of the Treasury of the State of Sao Paulo for the loss of the tax benefit reducing the ICMS tax base it is entitled to, considering the tax authority alleged that the Company did not include revenues from the rental of equipments in the ICMS tax base. The amount of this assessment at December 31, 2012 was R$274,195.

The Company is supported in the interpretation of the Brazilian Superior Court that the rental of equipment should not be confused with a subscription TV service, and therefore, understands that those transactions cannot be taxed by ICMS, and believes there is much less reasons to lose the tax benefit as alleged by the tax authority.

20. Commitments and provisions – continued

IV) Other information

         Charge for extra outlet

On April 22, 2009, through Resolution no. 528, Anatel prohibited the Pay TV operators from charging their customers for more than one point installed in the home; with however express permission for collection of specific events such as installation, repair of internal network, converters and decoders signal or similar equipment. Faced with controversies still existing in the sector about the subject, Anatel published on March 03, 2010 the sumula 9, clarifying the possibility of free negotiation of the installed equipment to provide the service in additional point. In this sense, management does not expect a material impact on the Company's operating activities as the current marketing model only charges the extra point for the rental of equipment and installation fee per point, under the regulations in force.

21 Equity

Share capital

On December 31, 2012, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors, who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

At the beginning of 2012, Embratel Participações S.A. ("Embrapar") acquired indirect control of the Company, as a result of the conclusion of the acquisition of 1,077,520 common shares issued by GB Empreendimentos e Participações S.A. ("GB"), the direct controller of the Company previously held by Globo Comunicação e Participações S.A. ("Globo"). The acquired shares represent 5.5% of the voting capital of GB and were subject to a purchase option granted by Globo ("Option"), pursuant to GB’s Shareholders’ Agreement entered into on March 21, 2005.

21. Equity – continued

Share capital – continued

The Extraordinary Shareholders’ Meeting held on April 5, 2012 decided for the cancellation of the Company’s registration as a publicly-held company and the discontinuation of the Level 2 Special Corporate Governance Practices of BM&FBovespa, both subject to the result of the unified public tender offer for the acquisition of all common and preferred shares issued by the Company, included those traded at Nasdaq and Latibex of which the maximum price to be offered will be R$26.04 adjusted by the CDI (Interbank Certificate of Deposit) as from March 5, 2012 until the date of delivery of the valuation report of the Company’s shares. In the event of the price of the shares, calculated pursuant the valuation report, exceeds the maximum price, Embrapar reserved the right to cancel the public offer for cancellation of registration and /or the purchase offer for delisting from level II of BM&FBOVESPA, and to proceed only with the purchase offer through sale of control.

On July 6, 2012, Embratel, Embrapar and GB informed the Company of their decision to  give up of the public offer for cancellation of registration as publicly-held company and their intention to promote only the public offer for sale of control of the Company, and discontinuity by the Company of the differentiated practices of Corporate Governance Level 2 of BM & FBOVESPA.

Also during the year 2012, Embrapar agreed with Globo the terms and conditions of a restructuring of shareholdings held by Embrapar, its subsidiary,  Embratel and Globo in the capital of the Company and GB. The implementation of this restructuring was initiated through partial spin-off of GB for an existing entity, the EG Participações S.A. ("EG"), whose controlling shareholder still held by Embrapar and Globo participates as a minority shareholder. Thus, the GB now holds 89,446,769 common shares and 223,080,448 preferred shares issued by the Company, representing 78.15% of its voting capital and 97.63% of non-voting capital and EG now holds 14,080,704 common shares of the Company, representing 12.30% of its voting capital.

The Company corporate bylaws determine the distribution of a minimum dividend of 25% of net income, adjusted in accordance with Article 202 of the Brazilian Corporate Law.

21. Equity – continued

Share capital – continued

The preferred shares shall be entitled to vote exclusively on the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation - Level 2, instituted by BMF&BOVESPA and they shall also be entitled to vote in regards to the approval of contracts between the Company and its majority stockholders, either directly or through third parties, as well as other companies in which the majority stockholders hold interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of the Company’s liquidation without premium at the value of stockholders’ equity; and treatment equal to that given to stockholders who exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 of the Company’s Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on equal conditions with common shares regarding bonuses distribution. They may also represent two-thirds (2/3) of the total of shares issued by the Company. Their issuance may also be altered to the prior existing proportion between common and preferred shares.

Stockholders’ agreement

On December 21, 2012, was approved by Anatel the new agreement of shareholders of the Company, whereby the Company's shares may not be transferred, lien or engraved during its term, directly or indirectly, to any third party without the observance of provisions of the Shareholders Agreement of EG including, without limitation, the procedures on transfer, rights of first refusal to purchase and tag-along right provided for in the Shareholders Agreement of EG. The agreement also sets out way of the exercise of voting and holding of general meetings and meetings of the board.                  .

21. Equity – continued

Stockholders’ agreement – continued

The Board of Directors of the Company consists of 12 (twelve) members and an equal number of alternates, at least 20% (twenty percent) of its members independent directors, as defined in Regulation of Level 2 of Corporate Governance BM& FBOVESPA. According to the current Shareholders' Agreement of the Company, of these twelve (12) members and their respective alternates, ten (10) shall be elected and removed as a nominee exclusive and separately by shareholders Embratel and Embrapar, together.

Capital reserves

Capital reserves are comprised of premium on issuance of shares and debentures and special reserve of goodwill. The goodwill reserve was generated when Globotel Participações S.A., was merged into the Company in August 2001. The goodwill capital reserve represents the tax effect of the goodwill that was transferred to the Company through the merger.

During the year ended December 31, 2012, the Company obtained tax benefits represented by cash savings of R$7,742 (R$9,744 during 2011), resulting from amortization of goodwill calculated by Globotel Participações S.A.

Observing the preemptive rights of the non-majority stockholders, the portion of the goodwill reserve related to tax benefits realized may be capitalized in the future in favor of the stockholder  Embratel. The remaining stockholders have the option of exercising their right on the subscription of these shares.

22. Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts mainly for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	Controlling company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Net Rio Ltda.	-	-	267,311	238,290
Net Serviços de Comunicação S.A.	73,008	47,879	73,008	47,879
Reyc Comércio e Participações Ltda.	-	-	12,948	11,932
Net Brasília Ltda.	-	-	7,557	6,263
Net São Paulo Ltda.	-	-	4,833	3,912
	73,008	47,879	365,657	308,276

23. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent company by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares. For the years ended December 31, 2012 and 2011, the Company had no dilutive potential common shares.

The following table shows earnings per share (in thousands, except for earnings per share):

	Controlling company and consolidated
	2012	2011
Numerator
Net income for the year	R$ 393,702	R$ 373,173

Denominator
Weighted average number of common shares	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916
10% - Preferred shares	1,10	1,10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308

Denominator for basic and diluted earnings per share	365,813,993	365,813,993

Basic and diluted earnings per common share	R$ 1,08	R$1,02
10% - Preferred shares	1,10	1,10
Basic and diluted earnings per preferred share	R$ 1,18	R$ 1,12

24. Financial instruments

a)      General considerations

The Company is exposed to market risks arising from its operations, and uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

b)      Fair value

Fair values of the main financial liabilities were calculated considering the estimated costs to settle the liabilities on December 31, 2012, which includes penalties for early settlement.

Fair values and carrying amounts of the main financial liabilities, net of borrowings costs, are shown below:

	Controlling company
	12/31/2012		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures - 6th issue	-	-	584,258	586,949
Global Notes 2020	737,071	843,959	675,622	769,371
Banco Inbursa S.A.	-	-	192,836	196,152
Finame	124,738	124,738	172,174	172,174
Commercial Paper	686,749	686,749	-	-
	1,548,558	1,655,446	1,624,890	1,724,646

	Consolidated
	12/31/2012		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures – 6th issue	-	-	584,258	586,949
Global Notes 2020	737,071	843,959	675,622	769,371
Banco Inbursa S.A.	206,716	208,518	379,010	385,643
America Móvil S.A.B de C.V	686,585	686,585	-	-
Banco Itaú BBA	-	-	122,292	122,953
Finame	302,301	302,301	408,200	408,200
Commercial Paper	686,749	686,749	-	-
	2,619,422	2,728,112	2,169,382	2,273,116

24. Financial instruments – continued

b)      Fair value – continued

Other financial assets and liabilities have fair values approximated to their carrying amounts.

The fair value of the Company’s debt has been calculated considering the estimated cost to settle the outstanding obligations at December 31, 2012, including the contractual penalties applicable for early payments situations.

c) Risks impacting on the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

The Company’s foreign currency exposure on December 31, 2012  is shown below:

	Controlling company	Consolidated
Debt in US dollars:
Current:
Interest on loans and financing	25,439	28,912
Suppliers of equipment and others	10,012	41,796
Programming suppliers	2,944	2,944
	38,395	73,652
Non-current:
Loans payable, net of costs of debts	711,632	914,875
Exposure liability	750,027	988,527

The Company acquired non-speculative derivative financial instruments to hedge against its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in US dollar exchange rate when settling short term transactions. Counterparties to the contracts are the following banks: HSBC, Santander, Itaú, JP Morgan, e Standard.

The Company only enters into foreign exchange derivatives in order to hedge a portion of its accounts payable to imported equipment suppliers and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on debt. For the year ended December 31, 2012, the Company held a derivative instrument (foreign exchange) position of R$83,898, (R$207,463 December 31, 2011), relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa S.A. due between 2017 and 2019 and Global Notes 2020 due to 2020.

24. Financial instruments – continued

c) Risks impacting on the Company’s business  - continued

Foreign exchange rate risk – continued

Derivatives financial instruments are as follows:

	Notional amount		Fair value		Accumulated effect (current year)
Description	12/31/2012	12/31/2011	12/31/2012	12/31/2011	Amount payable
“Swaps” contracts
Asset position
Foreign currency	83,898	207,463	75,701	202,382	-
Liability position
Ratios (Dollar vs, CDI)	83,898	154,941	79,803	164,767	4,102
Rates (PRE) (NDF)	-	52,522	-	50,142	-
	-	-	(4,102)	(12,527)	4,102

The net liability payable of R$4,102 is recognized in the unrealized losses on derivatives account in the balance sheet. During the year ended December 31, 2012, the Company recognized profit of R$240 on derivatives, (R$16,978 of loss periods ended December 31, 2011), which was recorded finance income.

24. Financial instruments – continued

c) Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

The following table shows the sensitivity analysis of the Company’s management and the effect of cash operations with derivative financial instruments outstanding as of December 31, 2012 :

Scenario - currency appreciation (R$/US$) and increase of interbank rate (CDI)

Operations	Contracts			Probable scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Loss	Dollar rate R$	CDI	Loss

Dollar x CDI	8	39,200	From 24/01/2013 to 29/07/2013	2.0435	6.90	1.5326	8.63	24,236	1.0218	10.35	44,173

(a)      The possible adverse scenario is represented by a 25% appreciation of the real against the dollar and an increase of 25% in CDI rate over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% appreciation of the real against the dollar and an increase of 50% in CDI rate % over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/US$) and decrease of CDI

Operations	Contracts			Probable scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Gain	Dollar rate R$	CDI	Gain

Dollar x CDI	8	39,200	From 24/01/2013 to 29/07/2013	2.0435	6.90	2.5544	5.18	16,255	3.0653	3.45	36,823

(c)      The possible adverse scenario is represented by a 25% depreciation of the real in relation to the dollar and reduction in CDI by 25% over the rates of the probable scenario.

(d)     The remote adverse scenario is represented by a 50% depreciation of the real in relation to the dollar and reduction of CDI by 50% over the rates of the probable scenario.

24. Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

On December 31, 2012 and 2011, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

   Interest rate risk

The Company and its subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of December 31, 2012 is as follows:

	Controlling company	Consolidated
Finame	124,738	302,301
Commercial paper	686,749	686,749
America Movil S.A.B de C.V.	-	686,585
Liability exposure	811,487	1,675,635

(-) Financial investments denominated in reais	4,277	10,353
Net exposure	807,210	1,665,282

   Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company, Centralized fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

The custody and control of the funds are under the responsibility of Banco Itaú and Risk Office Consultoria Financeira Ltda, performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in the subscriber’s accounts receivable and it is reduced by the large number of subscribers that comprise the Company’s subscribers’ base.

24.  Financial instruments – continued

c)      Risks impacting the Company’s business – continued

   Debt acceleration risk

The Company’s debts contain covenants normally applicable to these types of transactions, in relation to its complying with economic and financial ratios, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

   Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of December 31, 2012.

Controlling company
Maturity	Finame	Global Notes 2020	Commercial Paper	Total
2013	49,534	61,295	706,763	817,592
2014	29,706	61,295	-	91,001
2015	25,019	61,295	-	86,314
2016-2020	32,895	991,052	-	1,023,947
Total	137,154	1,174,937	706,763	2,018,854

	Consolidated
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Commercial Paper	America Movil. S.A.B de C.V.	Total
2013	112,265	61,295	18,923	706,763	54,900	954,146
2014	75,315	61,295	18,923	-	56,847	212,380
2015	62,155	61,295	18,923	-	61,096	203,469
2016-2020	83,159	991,052	465,468	-	775,982	2,315,661
Total	332,894	1,174,937	522,237	706,763	948,825	3,685,656

The amounts presented include principal and interest payments calculated using the dollar exchange rate at December 31, 2012 (R$2.0435/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The Finame loan was estimated based on the long-term interest rate (TJLP) of 5.5% + 3.15% per year for the entire year and fixed rate between 4.5% and 5.5% and 8.7% per year.

Interest payments for US Dollar denominated debt (Global Notes 2020 and Banco Inbursa S.A.) include withholding taxes, is in accordance with the prevailing tax legislation.

25. Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

25. Measurement and fair value hierarchy – continued

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration thereof, a three-level fair value hierarchy is determined by prioritizing the inputs used in measuring fair value as follows:

•       Level 1. Observable inputs such as those with prices quoted in active markets;

•       Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

•       Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own assumptions.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
Balances at December 31, 2012	(4,102)	-	(4,102)	-
Balances at December 31, 2011	(12,527)	-	(12,527)	-

Currency swap derivative instruments are tools for managing risks arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the year ended December 31, 2012, there were no transfers between levels 1 and 2 in relation to the measurement of the fair value or transfers to level 3.

26. Insurance

The Company has a policy of contracting insurance coverage for assets subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations.

In August 2012, the Company renewed its policies and the total coverage by insurance line is as follows:

Insurance line

	Main coverage	Maximum coverage p.a.
Multi-risk property insurance	Fire, lightening, explosion, windstorm, electrical damage, theft, valuables inside the establishment, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	305,276
Responsibilities	Civil, operations – commercial/industrial establishments, service provided at the third party establishments of third parties, employer, contingent risks, civil constructions works, crossed civil liability, pain and suffering damages and parking lot valets	3,000
Civil responsibility of the officers and managing officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties due to errors or omissions incurred in management acts with worldwide coverage.	25,000

2012 Management Report

Dear Sirs:

We hereby submit the Management Report and Financial Statements of Net Serviços de Comunicação S.A. (“Company” or “NET”) for the fiscal year ended December 31, 2012, and the Independent Auditors Report for the appreciation of the Company’s shareholders, clients, suppliers of products and services, the financial community and the society.

The Company and its subsidiaries revenues are generated mainly from services rendered of Pay TV, broadband internet access and voice services arising from the partnership with Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”).

In 2012, we continued to obtain excellent results while maintaining the accelerated growth strategy and focus on quality of services provided. The Pay TV base ended the year with 5,381 thousand clients, 13.8%  more than in 2011. The Broadband base closed the year with 5,498 thousand clients, up 28.9%  on 2011. The number of telephone  lines in service at the end of 2012 was 4,977 thousand lines, 29.5%  bigger than 2011.

In Pay TV, we continue as market leaders, bringing the best programming and the most consecrated channels of movies, sports, news and varieties. NET also has led to rapid adoption of high definition technology in Brazil. The Company ended the year with the mark of 30 new channels launched, including 17 of them in HD, the largest number of pay TV channels distributed in HD on the market. It is this new technological platform that has enabled NET launch innovative products that transform completely the experience of watching TV. Through the NOW, video service offered by NET, NET HD clients can watch their favorite shows at the time they want, through an interactive portal. Through the NOW, it is possible to watch free channels of NET content and also rent additional content such as the latest movie releases, by the remote control and without leaving home. The service currently offers over 6 thousand options of content and, in 2012, the platform has reached the milestone of 60 million programs watched. In 2012,  NET also offered its subscribers the first live 3D broadcast of the Olympics, plus the most complete coverage of the event, both for linear channels and through the NOW. Also in 2012, was launched the NOW Club, a service that allows unlimited access to the content through fixed monthly subscription, with various options for different audiences and interests. The NOW Club already has packages NetMix (focused on movies, series and children's content), Philos (content of arts and documentaries) and Revenue GNT (with recipes and cooking tips).

In Broadband, Net Virtua remained highlighted in 2012, having gained the first position in the residential broadband among all fixed line operators in Brazil. Leading the growth of this market and connecting more and more Brazilians with internet quality and ultra-speed, NET has played important role in the segment, being the pioneer in broadband Megavelocidades in the country, currently offering connections of up to 100 Megabits per second all regions where it operates. The Company is also a leader in Internet Popular, a program in partnership with state governments offering broadband at affordable prices to increase digital inclusion in Brazil. NET is the largest provider in the residential market of Brazil, bringing competition and quality service to the markets it serves. Our constant investment in technology, innovation and the capacity of network places us as the leading broadband operator in the country. The Company already offers Wi-Fi in more than three thousand outdoor spots in nine cities in Brazil, directed to Net's customers, who must use their registered user of the NET to access the service for free. NET also entered into a partnership with Infraero, providing Internet access in 14 airports throughout the country, for airport passengers, which must use the number of his boarding pass to access the free service, restricted to the boarding area.

In Voice Service, we maintained our strong growth and continued leaders in the local fixed telephony portability with Net Fone via Embratel. In only six years of existence, the Net Fone reached the milestone of 5 million customers, becoming the third player in fixed telephony in Brazil and positioning itself among the four largest operators in the world, in cable telephony, behind only the North American giants.

Solutions for Business

Launched in 2011, the NET Empresas registered a growth of 77% this year, serving from professionals such as lawyers and dentists, to small and medium businesses, primarily in the service and trade sectors. Plans include combinations of fixed telephony, high speed internet, wireless and cable TV. Today, NET Empresas already serves more than 220,000 customers.

1.   Financial Performance

Net Revenue in 2012  increased by 18.6%  from R$6,695.9 million in 2011 to R$7,939.2 million, primarily driven by the expansion of the subscriber base.

Operating Costs, totaled R$5,029.3 million in the full year, 21.3%  more than the R$1,147.0 million posted in 2011, mainly due to business growth.

Selling, General and Administrative Expenses (SG&A) and Others, stood at R$1,976.4 million in 2012, 18.4%  higher than the 2011 total of R$1,669.0 million, also driven by business growth.

EBITDA (earnings before interest, income taxes including social contribution on net income, depreciation and amortization) increased by 14.9% in  2012 compared to 2011, from R$1,941.8 million in 2011 to R$2,231.3 million in  2012, with  EBITDA Margin of  28.1%, compared to 29.0% in 2011.

Net income stood at R$393.7 million, compared to R$373.2 million in 2011, an increase of 5.5%.

Total annual Capital  expenditure  stood at R$2,593.4 million in 2012, mainly allocated to house installations, expansion of network capacity and technologic improvements, and was 56.2%  more than in 2010, underlining our commitment to the nation and to the quality and coverage of our services.

We believe that 2013 will be another year of achievements and that our commitment to the future will be demonstrated by every one of us as we strive once again to meet our objective. After all, The world belongs to the Nets!

2.   Corporate Structure

At the beginning of 2012, Embratel Participações S.A. ("Embrapar") acquired indirect control of the Company, as a result of the conclusion of the acquisition of 1,077,520 common shares issued by GB Empreendimentos e Participações S.A. ("GB"), the direct controller of the Company previously held by Globo Comunicação e Participações S.A. ("Globo"). The acquired shares represent 5.5% of the voting capital of GB and were subject to a purchase option granted by Globo ("Option"), pursuant to GB’s Shareholders’ Agreement entered into on March 21, 2005.

The Extraordinary Shareholders’ Meeting held on April 5, 2012 decided for the cancellation of the Company’s registration as a publicly-held company and the discontinuation of the Level 2 Special Corporate Governance Practices, both subject to the result of the unified public tender offer for the acquisition of all common and preferred shares issued by the Company, included those traded at Nasdaq and Latibex (Unified PTO) of which the maximum price to be offered will be R$26.04 adjusted by the CDI (Interbank Certificate of Deposit) as from March 5, 2012 until the date of delivery of the valuation report of the Company’s shares, that will be prepared by Banco BTG Pactual S.A.. In the event of the price of the shares, calculated pursuant the valuation report, exceeds the maximum price, Embrapar reserves the right to cancel the public offer for cancellation of registration and /or the purchase offer for delisting from level II of BM&FBOVESPA, and to proceed only with the purchase offer through sale of control.

On July 6, 2012, Embratel, and Embrapar GB informed the Company of their decision to to give up of the public offer for cancellation of registration as publicly-held company and their intention to promote only the public offer for sale of control of the Company, and discontinuity by the Company of the differentiated practices of Corporate Governance Level 2 of BM & FBOVESPA. They informed also that they will submit to analysis of CVM - Securities and Exchange Commission a new draft Notice.

Also during the year 2012, Embrapar agreed with Globo the terms and conditions of a restructuring of shareholdings held by Embrapar, its subsidiary, Embratel and Globo in the capital of the Company and GB. The implementation of this restructuring was initiated through partial spin-off of GB for an existing entity, the EG Participações S.A. ("EG"), whose controlling shareholder still held by Embrapar and Globo participates as a minority shareholder. Thus, the GB now holds 89,446,769 common shares and 223,080,448 preferred shares issued by the Company, representing 78.15% of its voting capital and 97.63% of non-voting capital and EG now holds 14,080,704 common shares of the Company, representing 12.30% of its voting capital.

3.   Regulatory Environment

In November 2012, the National Telecommunications Agency - Anatel has granted permission to the Company to provide the Conditional Access Service (SEAC), through acts of conversion of the existing cable and MMDs licenses for the new service. The authorization of SEAC is nationwide that permits the Company operating in any location of the Brazilian territory. Because of this, after complying with all legal requirements, the Company began to offer cable TV service in 44 new cities, distributed in the states of São Paulo (São Paulo, Paraíba Valley and other cities), Rio de January (Baixada Fluminense, Niterói and São Gonçalo), and capitals and metropolitan regions of North and Northeast (Recife, Salvador, Sao Luis and Belem). By the end of 2013, NET expects to double the number of cities with the full portfolio of products.

4.   Human Resources

The Company believes that people are the key to achieving the mission of connecting people with the world. Being a service company that focuses on quality as a differentiator, worries about investing in employee training, besides maintaining an ethical environment and constant professional development. The Human Resources Department works to train more than 15 thousand employees to fulfill their activities with quality, and the customer delight as an important north. It also promotes partnerships with prestigious educational institutions to facilitate professional improvement. Additionally, the Company offers attractive benefits, including profit sharing plan linked to the strategic objectives of the Company.

5.    Social Responsibility

Connecting people for a better world. In 2012, the Company continued with operations in Social Responsibility, firming further its commitment with the education. In this process, continued improvements to the NET Education, a website totally free, promoting more collaboration and interaction among Internet users, and offering new content to support the teaching and learning process. Launched the 1st Cultural Competition Educonex @ o 2012  - Social Participation, inviting groups of students and teachers to produce videos focusing on the participation of youth in society. It also invested in teacher training through distance learning course Educonex @ o, improving the training of professors in the use of technology in the classroom. The vehicle amounted to 584,613 page views from January to December 2012.                                       .

Furthermore, the Company celebrated three years of the program NET COMUNIDADE(Net Community), which has among its objectives to encourage social change in the community and create conditions for everyone to develop as individuals, professionals and citizens. The program offers the course Community Reporter, an annual training that provides qualification in media and technology, workshops and other activities mediated by social educators. The NET COMUNIDADE is present in the neighborhood of Cambuci in São Paulo, and in the neighborhood Vila União,, in Campinas. The Company also consolidated the Volunteer Program, which prioritizes initiatives focused on education.

6.   Relations with the Independent Auditors

The complete audit of the financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with Brazilian accounting practices was conducted by Ernst & Young Terco Auditores Independentes S.S (Ernst & Young Terco). The service undertaken by Ernst & Young Terco that was not related to audit mainly consisted of reviewing income tax declarations, the fees for which totaled R$238 thousand, equivalent to 9.2% of the fees paid for auditing the financial statements in 2012. The service not related to audit was carried out in less than a year by specialized teams completely independent of the team responsible for auditing the financial statements, pursuant to the Company’s procedures for ensuring the objectivity and autonomy of the independent auditors.

The Fiscal Council, which also exercises the functions of the Audit Committee pursuant to the standards required by U.S. capital market laws and regulations, supervises the functioning and autonomy of the independent auditors, analyzes the scope and declarations of the auditors as to their autonomy, approves the nature of all the services provided in advance and forwards its report to the Board of Directors.

7.   Acknowledgements

Our mission to BE THE BEST CABLE MULTISERVICE CABLE SOLUTION CONNECTING PEOPLE IN THEIR HOMES WITH THE WORLD is what guides our decisions and the performance of our daily tasks. Every day, we do everything possible to deliver services that set us apart in the market so that our clients are satisfied while using our products and services in the comfort and convenience of their homes.

We would like to take his opportunity to thank all those with whom we dealt with in 2012  and hope to count on you once again, while reaffirming that we are COMMITTED TO THE FUTURE to ensure the perpetuity of our company, guarantee returns for our shareholders, give back to society and provide top quality service to our clients.

 The Company’s annual and quarterly financial statements include additional BM&FBOVESPA requirements on the adoption of differentiated practices of corporate governance "Level 2".

Net Serviços de Comunicação S.A. CNPJ/MF nº 00.108.786/0001-65 NIN NIRE nº 35.300.177.240 Public Held Corporation Verbo Divino Street nº 1.356 - 1º floor -São Paulo-SP

 Fiscal Council Report

"The Supervisory Board of NET COMMUNICATION SERVICES SA, in compliance with the laws of the markets where the Company has its securities listed and the statutes of the company, reviewed the Management Report and the Financial Statements for the fiscal year ended 31 December 2012 prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board – IASB and accounting practices adopted in Brazil. Were discussed with the Board and the Independent Auditors policies and accounting estimates that require judgment, the assessment of internal controls as part of the control system of the company and control of risk in decision making. Were also accompanied cooking processes of the Management Report, the Explanatory Notes and the Financial Statements. Based on the examinations performed and accompaniments, and considering the opinions of the Independent Auditors and the information and explanations received during the year, the Audit Committee believes that such documents are able to be appreciated by the Annual General Meeting of Shareholders."

São Paulo, February 04, 2013.

Martin Roberto Glogowsky

Eraldo Soares Peçanha

João Adamo Júnior

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the opinion expressed in the independent auditors' report relating to the individual and consolidated financial statements for the year ended December 31, 2012, contained in that report.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

__________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the individual and consolidated financial statements for the year ended December 31, 2012.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

____________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Capital budget proposal

Not applicable to Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.